Filing pursuant to Rule 425 under the U.S. Securities Act of 1933 Filing by: Sony Corporation (SEC File No. 001-6439) Subject Company: So-net Entertainment Corporation

[Translation]

TENDER OFFER EXPLANATION STATEMENT

August 2012

SONY CORPORATION

(Target: So-net Entertainment Corporation)

TENDER OFFER EXPLANATION STATEMENT

The tender offer pursuant to this statement is subject to the provision of Chapter II-2, Section 1 of the Financial Instruments and Exchange Act of Japan (Act No.25 of 1948, as amended).  This statement is prepared in accordance with Article 27-9 of the Financial Instruments and Exchange Act of Japan.

[Name of Filing Person]	SONY CORPORATION

[Address of Filing Person]	7-1, Konan 1-choume, Minato-ku, Tokyo

[Place to Contact]	Same as above

[Telephone Number]	03-6748-2111 (main number)

[Name of Contact Person]	Atsuko Murakami, General Manager, Financial Planning Department, Finance Division

[Name of Attorney-in-fact]	Not applicable

[Address of Attorney-in-fact]	Same as above

[Place to Contact]	Same as above

[Telephone Number]	Same as above

[Name of Contact Person]	Same as above

[Location at Which Statement Is Available to Public]	SONY CORPORATION (7-1, Konan 1-choume, Minato-ku, Tokyo)
Tokyo Stock Exchange, Inc. (2-1, Nihonbashi, Kabuto-cho, Chuo-ku, Tokyo)

Note 1:	In this Statement, the term “Tender Offeror” and the “Company” mean SONY CORPORATION.

Note 2:	In this Statement, the term “Target” means So-net Entertainment Corporation.

Note 3:	Where the figures in this Statement are rounded off or rounded down, the amount indicated in the total column may not always coincide with the sum of the relevant figures.

Note 4:	In this Statement, the term “Act” means the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended).

Note 5:	In this Statement, the term “Enforcement Order” means the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended).

Note 6:
In this Statement, the term “Cabinet Ordinance” means the Cabinet Ordinance Concerning the Disclosure of Tender Offers for Shares, Etc., by Persons Other Than Issuers (Ministry of Finance Ordinance No. 38 of 1990, as amended).

Note 7:	In this Statement, unless otherwise provided, any indication of a number of days, date or time refers to such number of days, date or time in Japan.

Note 8:
Specific information for U.S. shareholders of Target: The tender offer that is the subject of this Statement (the “Tender Offer”) will be conducted in accordance with the procedures and information disclosure standards prescribed by Japanese law, and these procedures and information disclosure standards may differ from the procedures and information disclosure standards in the United States.  Neither the U.S. Securities and Exchange Commission nor any securities commission of any State of the United States has (a) approved or disapproved of the Tender Offer, (b) passed upon the merits or fairness of the Tender Offer, or (c) passed upon the adequacy or accuracy of the disclaimers in this Statement.  Any representation to the contrary is a criminal offence in the United States.

Note 9:
Unless otherwise specified, all procedures relating to the Tender Offer are to be conducted entirely in Japanese.  If all or any part of a document relating to the Tender Offer is prepared in the English language and there is any inconsistency between the English-language documentation and the Japanese-language documentation, the Japanese-language documentation will prevail.

Note 10:
This Statement and documents incorporated by reference herein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that reflect the expectations, assumptions, estimates, and projections of the Tender Offeror and Target about their respective businesses, financial condition and results of operations, as well as their plans and expectations in relation to, and the benefits resulting from, the Tender Offer, the proposed share exchange and business integration of the Tender Offeror and Target corporate groups. When included in this Statement and documents incorporated by reference, the words “believe,” “expect, ” “plans, ” “strategy, ” “prospects, ” “forecast, ” “estimate, ” “project, ” “anticipate, ” “aim, ” “intend, ” “seek, ” “may, ” “might, ” “could” or “should, ” and words of similar meaning, among others, identify forward looking statements.  Actual results may be substantially different from the express or implied predictions contained herein that constitute “forward-looking statements” due to known or unknown risks, uncertainties or any other factors.  Neither the Tender Offeror nor any of its affiliates makes any assurances that such express or implied predictions that constitute “forward-looking statements” will be achieved.  The “forward-looking statements” contained or incorporated by reference herein have been prepared based on the information possessed by the Tender Offeror as of the date hereof, and, unless otherwise required under applicable laws and regulations, neither the Tender Offeror nor any of its affiliates assumes any obligation to update or revise this document to reflect any future events or circumstances.

Note 11:
Registration Statement on Form F-4: The Company may file a registration statement on Form F-4 (“Form F-4”) with the SEC in connection with the proposed share exchange by the Company for Target shares.  The Form F-4 (if filed) will contain a prospectus and other documents.  If the Company files the Form F-4 and the SEC declares the Form F-4 effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Target prior to the shareholders’ meeting of Target at which the proposed share exchange will be voted upon.  The Form F-4 and the prospectus (if the Form F-4 is filed) will contain important information about the Company, Target, the relevant share exchange and related matters including the terms and conditions of the share exchange.  U.S. shareholders of Target are urged to read the Form F-4, the prospectus and other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the relevant share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange.  The Form F-4, the prospectus and all other documents filed with the SEC in connection with the proposed share exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, upon request, the documents can be distributed free of charge.  To make a request, please refer to the following contact information.

Yoshinori Hashitani Vice President, Investor Relations Division Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo, 108-0075, Japan Tel: +81-(0)3-6748-2111	Justin Hill Vice President, Investor Relations Sony Corporation of America 550 Madison Avenue, 27th Floor New York, NY 10022-3211, USA Telephone: +1-212-833-6722

Table of Contents

PART I. TERMS AND CONDITIONS OF TENDER OFFER		1
1.	Name of Target.	1
2.	Class of Shares to Be Purchased.	1
3.	Purpose of Tender Offer.	1
4.	Tender Offer Period, Price and Number of Shares to Be Purchased.	14
5.	Ownership Percentage After Tender Offer.	26
6.	Licenses, Etc., Concerning Acquisition of Shares.	27
7.	Method of Tendering Shares Under Tender Offer and Cancellation Thereof.	27
8.	Funds Required for Tender Offer.	31
9.	Company Issuing Securities to Be Used as Consideration.	32
10.	Method of Settlement.	32
11.	Other Conditions and Methods of Tender Offer.	34
PART II. INFORMATION ON THE TENDER OFFEROR		36
1.	In the Case Where Tender Offeror is a Corporation.	36
2.	In the Case Where Tender Offeror Is an Entity Other Than a Corporation.	37
3.	In the Case Where Tender Offeror Is an Individual.	37
PART III. SHARES HELD AND TRADED BY TENDER OFFEROR AND SPECIAL RELATED PARTIES.		38
1.	Breakdown of Ownership of Shares.	38
2.	Trading of Shares.	45
3.	Material Contracts Concerning Shares Held by Tender Offeror and Special Related Parties.	45
4.	Contracts Pertaining to Purchase of Shares Subsequent to Filing Date.	45
PART IV. TRANSACTIONS BETWEEN THE TENDER OFFEROR AND THE TARGET.		46
1.	Transactions Between Tender Offeror and Target or Its Officers; Details Thereof.	46
2.	Agreements Between Tender Offeror and Target or Its Officers; Terms Thereof.	46
PART V. INFORMATION ON THE TARGET.		57
1.	Profits and Losses, Etc., for Past Three Years.	57
2.	Share Price.	57
3.	Shareholders.	58
4.	Ongoing Disclosure by Target.	58
5.	Other.	59
Selected Financial Data of the Company		60
Selected Financial Data of the Target		68

PART I.  TERMS AND CONDITIONS OF TENDER OFFER

1.	Name of Target.

So-net Entertainment Corporation (the “Target”)

2.	Class of Shares to Be Purchased.

(i)      Common stock

(ii)      The following stock acquisition rights:

a. the stock acquisition rights issued pursuant to the resolution approved at the board of directors meeting of the Target held on November 16, 2007 (the “First Series of Stock Acquisition Rights”);

b. the stock acquisition rights issued pursuant to the resolution approved at the board of directors meeting of the Target held on November 19, 2008 (the “Second Series of Stock Acquisition Rights”);

c. the stock acquisition rights issued pursuant to the resolution approved at the board of directors meeting of the Target held on November 25, 2009 (the “Third Series of Stock Acquisition Rights”);

d. the stock acquisition rights issued pursuant to the resolution approved at the board of directors meeting of the Target held on November 25, 2010 (the “Fourth Series of Stock Acquisition Rights”);

e. the stock acquisition rights issued pursuant to the resolution approved at the board of directors meeting of the Target held on August 25, 2011 with the exercise period from September 14, 2011 to September 13, 2041 (the “Fifth Series of Stock Acquisition Rights”); and

f. the stock acquisition rights issued pursuant to the resolution approved at the board of directors meeting of the Target held on August 25, 2011 with the exercise period from August 26, 2013 to August 25, 2021 (the “Sixth Series of Stock Acquisition Rights”).

The stock acquisition rights in items a. through f. above are collectively defined as the “Stock Acquisition Rights”.

3.	Purpose of Tender Offer.

(1)	Overview of the Tender Offer.

The Company directly owns 116,560 shares of the Target, which account for a Shareholding Percentage* of 45.61%.  As of the date hereof, together with the 32,110 shares held by its wholly-owned subsidiary, Sony Finance International, which account for a Shareholding Percentage of 12.57%, the Company owns 148,670 shares of the Target (the “Target’s Shares Owned by the Company”) accounting for a total Shareholding Percentage of 58.18%; and the Target is a consolidated subsidiary of the Company.  Upon the resolution of the board of directors on August 9, 2012, the Company decided to acquire all of the Target’s common shares and Stock Acquisition Rights through the Tender Offer with the aim of making the Target its wholly-owned subsidiary.  The Company has not set a maximum or a minimum number of securities to be acquired through the Tender Offer and it will acquire all of the tendered securities.

* The Shareholding Percentage means the percentage of the Target shares held out of the total issued shares of the Target as of June 30, 2012 (i.e., 255,538 shares) as set forth in the 18th Term – First Quarter Securities Report filed by the Target on August 7, 2012, which percentage is rounded to the nearest hundredth.

If the Company does not acquire all of the issued shares of the Target (excluding the Target’s Shares Owned by the Company and treasury shares owned by the Target) through the Tender Offer, in order to achieve the goal of making the Target its wholly-owned subsidiary, the Company plans to implement a share exchange for the remaining shares in which the Target will become a wholly-owned subsidiary of the Company (the “Share Exchange”; a series of the Tender Offer and the Share Exchange are defined as the “Transaction”).  For details, please see “(4) Plan for Reorganization after the Tender Offer (Matters Relating to Second-Step Takeover)” below.

According to the announcement captioned “Announcement Concerning Expression of Company’s Opinion for Implementation of Tender Offer for Company’s Shares Made by its Controlling Shareholder, Sony Corporation” (the “Target’s Announcement”), the Target concluded, taking into account the following factors, that the Tender Offer will provide its shareholders with a reasonable opportunity to sell their shares.  First, it is likely that the Target’s corporate value will be enhanced if the Company makes the Target its wholly-owned subsidiary through the Transaction.  Second, the Target is unable to determine that the tender offer price for the Target’s shares (the “Tender Offer Price”) is unfair.  In fact, the Tender Offer Price represents a premium over the recent price of the Target’s shares that is comparable to premiums in past tender offers in which a tender offeror aimed to acquire all of a target’s shares.  Moreover, the Tender Offer Price exceeds the highest closing price during the period from the date when the Target listed its shares on the Tokyo Stock Exchange to date.  Given such fact, the Tender Offer Price is considered to exceed the acquisition price for the Target’s shares paid by most of the Target’s shareholders.  According to the Target’s Announcement, with respect to the Stock Acquisition Rights, these rights were allotted to directors and employees of the Target and its subsidiaries as part of an incentive plan; therefore, the Company may not be able to exercise the Stock Acquisition Rights.  The Target neither obtained a valuation from a third-party valuation institution concerning, nor reviewed the fairness of, the tender offer price for the Stock Acquisition Rights; and it decided to leave it to the holders of the Stock Acquisition Rights to determine whether or not to tender their Stock Acquisition Rights in the Tender Offer.  For these reasons, the Target resolved at its meeting of the board of directors on August 9, 2012 (i) to state an opinion supporting the Tender Offer and recommend that the Target’s shareholders tender their shares in the Tender Offer and (ii) to remain neutral as to whether or not holders of the Stock Acquisition Rights should tender their Stock Acquisition Rights in the Tender Offer.

(2)	Decision-making Process Concerning Tender Offer and Management Policies Subsequent to Tender Offer.

The Company’s group is engaged in the following business segments: Imaging Products and Solutions, Game, Mobile Products and Communications, Home Entertainment and Sound, Devices, Pictures, Music, Financial Services and All Other.  The Imaging Products and Solutions business includes digital imaging products (main products: compact digital cameras, video cameras and interchangeable single lens cameras) and professional solutions (main products: broadcast- and professional-use products).  The Game business mainly engages in development, production and marketing of game hardware and game software.  The Mobile Products and Communications business includes mobile communications (main products: mobile phones) and personal and mobile products (main products: personal computers).  The Home Entertainment and Sound business includes televisions (main products: LCD televisions), and audio and video (main products: home audio, Blu-ray disc players and recorders, and memory-based portable audio devices).  The Devices business includes semiconductors (main products: image sensors) and components (main products: batteries, recording media and data recording systems).  The Pictures business is engaged in the development, production and acquisition, manufacture, marketing, distribution and broadcasting of image-based software, including motion pictures, videos, and television products.  The Music business is engaged in the development, production, manufacture and marketing of music software, and the production and marketing of animation.  The Financial Services business primarily is engaged in the individual life insurance and non-life insurance businesses, a credit financing business and a banking business.  The All Other business is primarily engaged in Blu-ray Disc, DVD and CD disc manufacturing, network services and advertising agency services.

The most pressing issue that the Company faces is managing the turnaround of its electronics businesses.  Under the new management team established on April 1, 2012, the Company developed a plan to revitalize and grow its electronics businesses in order to place those businesses on a stable business footing that contributes to the Company’s profits, as with the Picture, Music, and Financial Services businesses.

One of the key measures in this plan is to strengthen the core areas of the Company’s electronics businesses.  Namely, the Company is positioning digital imaging, games and mobile as the three core areas of its electronics businesses and plans to concentrate investment and technology development resources in these areas.

Another key measure is to review the Company’s business portfolio with the goal of further enhancing operational efficiencies of the Company.  The Company is accelerating its ongoing process of business selection and focus and is concentrating its investments in core areas and new business areas, including through M&A.  As the Company moves to strengthen its core areas and allocate resources to growth areas, it plans to realign the business portfolios and restructure its headquarters, subsidiaries and sales company organizations as appropriate, in order to further enhance operational efficiencies.

The Target’s group provides an Internet connection service, which is its main business, under the brand name of “So-net,” as well as a variety of web content, such as portal sites for members, and online games available via personal computers and mobile phones.  The Target is also engaged in other businesses, such as providing solutions in respect of Internet advertising, offering solution services targeting corporate customers concerning networking, housing, billing and authentication, and supporting marketing in the Internet-based medical and healthcare segment.  The Target shares the vision and concepts of the Company’s group.  In the Target’s network business, the Target is positioning its “Hikari (FTTH)” connection service as the core of such business and will aim to establish a strong position in the relevant market.  The Target’s “Solution Service” is a business domain (i.e., value chain) that takes advantage of the network connection service.  In the media and entertainment business, the Target is considering developing the area of “Online Games” as one of its core businesses and will accelerate the growth of such area by focusing on expansion of the business opportunities.  In addition, the Target’s “Advertising” business is a business domain (i.e., value chain) that will utilize its assets in the network connection and game businesses.

Since the incorporation of the Target in 1995 as a member of the Company’s group, the Company and the Target have deepened various collaborations, such as their collaboration on certain services of the Company, including those in respect of electronics products and content, and certain services and platforms of the Target, including the connection and portal services and the billing and settlement platform.  In view of the speed of change in the business environment of the Internet industry, the Company had believed that, in terms of group management by the Company, it would be preferable that the Target further enhance its independence and improve its corporate value under its own management structure and growth strategies.  In that regard, the Target publicly listed its common shares on the Mothers section of the Tokyo Stock Exchange in December 2005 and subsequently listed its shares on the first section of the Tokyo Stock Exchange in January 2008.  However, the business environment surrounding the Company’s group has changed dramatically and rapidly.  The economies of developed countries suffered a major setback during 2011 due to various events, such as the Great East Japan Earthquake, the floods in Thailand, and the disruptions of the euro zone financial markets.  While there were some signs of recovery in the U.S. and Japan, the economic recovery in general remains uncertain, mainly due to the continuing euro zone crisis.  It will be difficult to compete globally in the future unless the Company accelerates implementation of its business strategies and makes every effort to fully capitalize on its comprehensive businesses.

Under such circumstances as noted, the Company is seeking to strengthen its core areas and allocate resources to growth areas under the new management team.  In this regard, network services have become essential to the Company in leveraging its strengths with respect to the hardware and content owned by the Company.  Sony Network Entertainment International LLC (“SNEI”) based in the United States is positioned as the focal point of the Company’s network business.  In order to enhance SNEI’s offerings, the Company must continue to develop and expand media entertainment content that is attractive to customers, integrate SNEI’s service with a range of the Company’s hardware, and proactively utilize its content assets, such as pictures, music and games.  This is especially true for the mobile products business, which is one of the core areas for the Company.  The Company and the Target, as a member of the Company’s group, have moved forward with various collaborations, including the Company’s installation of the Target’s service in the Company’s hardware.  However, it is increasingly important to strengthen such collaborations and develop new businesses more quickly.  Currently, the capital relationships of the Company, the Target, and M3, Inc. (“M3”), the Target’s main subsidiary, are that of parent, its subsidiary, and its indirectly-owned subsidiary, and each is a listed company.  The Company believes that, if the Target delists its shares and becomes a wholly-owned subsidiary of the Company, such simplification of the capital relationships will benefit the Company in its effort to strengthen its core areas and allocate resources to growth areas, which will ultimately lead to realizing more value.

Accordingly, subsequent to an initial proposal by the Company to the Target, the Company and the Target have, since March 2, 2012, considered, and consulted with each other on, various measures with the aim of enhancing the corporate value of both companies.  The Company and the Target have reached the conclusion that it is advisable for both companies to make the Target a wholly-owned subsidiary of the Company through the Transaction, which they believe will enhance group synergy, with a view to enhancing the corporate value of each of the Company’s group and the Target.

The Company will pursue the following synergies by making the Target its wholly-owned subsidiary and further strengthening cooperation between both companies:

(a)
The Company’s group will broadly utilize the Target’s resources (such as its capability of establishing communication services and developing clientele, and know-how for operating services), and infrastructure, including the data centers that are the backbone of the Target.  Such utilization will improve various network services within the Company’s group and help to advance the pursuit of cloud services and interactive entertainment experiences in Japan and Asia.

(b)
The Company’s group will accelerate the creation and growth of its new network services by taking advantage of the know-how, possessed by the Target’s subsidiaries, which is necessary for the creation of new Internet businesses.

(c)
From the initial stage of development of products and services, the Company and the Target will cooperate in the areas of mobile devices and networking equipment developed by the Company.  Such cooperation will enable both companies to tailor products and services to the diversifying needs of customers, which will lead to expanded business opportunities.

(d)
The Target will develop its ability to attract new customers by leveraging the Company’s sales network and user base.  The Company and the Target will provide unique solutions to customers by integrating the Company’s products with the network services of the Target.

(e)
The Target will be in a position to differentiate itself from its competitors by offering services based on its advanced network technology, such as LTE, and integrating such services with the most advanced network products to be developed by the Company in the future.

(f)	The Company’s group will broadly utilize the resources of the Target, such as its core network services and cloud services, which will contribute to cost reduction within the whole Company group.

(g)
With respect to M3, which engages in the Target group’s marketing support business in the area of medical health care, the Company and the Target, as members of the Company’s group, will actively consider the possibility of collaborating with M3 in several areas, including cloud services targeting medical institutions, medical portal services targeting consumers, and joint development of health-conscious consumer electronics, while simultaneously respecting the initiative and neutrality of M3’s management.

For the purpose of realizing these goals, after making the Target its wholly-owned subsidiary, the Company plans to maintain the independence of the Target’s management for a period of time while simultaneously positioning the Target as one of the core components of the network services business of the Company’s group in Japan and Asia.  The Company will further consider how to propel an expansion of the Company’s network service platform to Asia outside Japan as well as within Japan.

It is reasonable to assume that, after it makes the Target its wholly-owned subsidiary, the Company will review the business portfolio of the Target taking into consideration the overall strategies of the Company; however, there is no specific plan to make any changes in such portfolio at this moment.  The Company intends that, even after making the Target its wholly-owned subsidiary, the Target’s business will for the time being continue to be operated as in the past under the current management members and employees of the Target.

With respect to the transaction structure, the Company initially proposed making the Target its wholly-owned subsidiary by a share exchange, the consideration for which would have been the Company’s common shares.  Thereafter, considering the recent environment concerning the respective business and management of the Company and the Target, the Company determined that it was preferable to obtain broader support from the Target’s shareholders by way of providing such shareholders with more options concerning the type of consideration for the Transaction.  As such, it was reasonable to provide the Target’s shareholders with an opportunity to choose between cash and the Company’s shares.  Hence, the Company made a proposal to the Target to implement a tender offer in advance of the share exchange, and both companies agreed to adopt such structure.

(3)	Measures to Ensure Fairness of Tender Offer Including Those to Ensure Fairness of Tender Offer Price and to Avoid Conflicts of Interest.

Taking into consideration the fact that the Target is currently the Company’s consolidated subsidiary, the Company and the Target took the following measures to help ensure the fairness of the Tender Offer, including measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest.

(i)	Procurement of Valuation Report from Independent Third-Party Valuation Institution

For the purpose of ensuring the fairness of the Tender Offer Price, the Company considered, in determining the Tender Offer Price, the valuation report submitted by its financial advisor, JPMorgan Securities Japan Co., Ltd. (“JPMorgan”), dated August 8, 2012 (the “Valuation Report”).  JPMorgan is a financial advisor in the capacity of a third-party valuation institution independent from both the Company and the Target.  The reference date of the valuation in the Valuation Report was August 6, 2012.  JPMorgan is not a related party of the Company and does not have a material interest in respect of the Tender Offer.

The valuation methods used by JPMorgan in the Valuation Report were the average market price analysis, the comparable company analysis, and the discounted cash flow analysis (the “DCF Analysis”).  Taking into account the fact that the Target holds shares of M3 and shares of DeNA Co., Ltd. (the “DeNA Shares”), which account for relatively large part of the entire value of the Target, the range of values of the Target’s stock per share calculated using each of these methods indicated in the Valuation Report is set forth below.

(a)	Average Market Price Analysis: 305,225 yen to 327,000 yen
Under the average market price analysis method, with the reference date of August 6, 2012, the Target’s stock per share was valued to be in the range of 305,225 yen to 327,000 yen, on the basis of the closing price on the reference date (i.e., 327,000 yen), and on the basis of the respective average closing prices for the most recent one-month (i.e., 325,350 yen), three-month (i.e., 305,225 yen) and six-month periods (i.e., 308,764 yen), in respect of the Target’s stock traded on the first section of the Tokyo Stock Exchange.

(b)	Comparable Company Analysis: 424,008 yen to 597,363 yen
Under the comparable company analysis method, the enterprise value of the Target’s businesses, excluding the value of businesses of the Target’s consolidated subsidiary, M3, and the dividend income in respect of the investment securities, the DeNA Shares (such enterprise value is defined as the “Subject Value of Businesses” and the Target’s businesses in relation to the Subject Value of Businesses are defined as the “Subject Businesses”), was valued through comparisons with stock market prices and financial indicators showing profitability, among other things, of selected listed companies whose businesses were considered to be relatively similar to the Subject Businesses.  The values of M3 and the DeNA Shares were valued based on the stock price of each company.  By combining the Subject Value of Businesses, and the values of M3’s business and the DeNA Shares, indicated by these analyses, the Target’s stock per share was valued to be in the range of 424,008 yen to 597,363 yen under this method.

(c)	DCF Analysis: 533,308 yen to 635,147 yen
Under the DCF Analysis method, the Subject Value of Businesses was valued by discounting the relevant respective projected future free cash flow in respect of the Subject Businesses to the present value with a specific discount rate reflecting respective capital costs and other factors.  The relevant future free cash flows were projected based on various factors, including the earnings projections and investment plans prescribed in the business plans of the Target concerning the fiscal year ending March 2013 and the subsequent fiscal years, the information obtained from interviews with the Target’s management, and other public information.  The values of M3 and the DeNA Shares were valued based on the stock price of each company.   By combining the Subject Value of Businesses, and the values of M3’s businesses and the DeNA Shares, the Target’s stock per share was valued to be in the range of 533,308 yen to 635,147 yen under this method.

The Company calculated the proposed tender offer price concerning the Target’s shares to be 567,500 yen, in consideration of the nature of, and the results under, each valuation method as described in the Valuation Report, as well as results of due diligence in respect of the Target, the possibility of obtaining an opinion supporting the Tender Offer from the Target’s board of directors, market trends of the Target’s stock price, and an estimated number of shares to be tendered in the Tender Offer; and based on consultations and negotiations with the Target.

The Company obtained a fairness opinion from JPMorgan, in which JPMorgan opined that the proposed tender offer price of 567,500 yen, calculated under the foregoing process, is fair to the Company under certain assumptions from a financial point of view.  Ultimately, the Company decided upon the resolution of the board of directors on August 9, 2012 that the Tender Offer Price should be 567,500 yen.

The Tender Offer Price of 567,500 yen per share represents a premium of (i) 71.5% (rounded to the nearest tenth; the same shall apply to the following percentages in this paragraph) over the closing price of the Target’s common shares in ordinary trading on the first section of the Tokyo Stock Exchange on August 8, 2012, the day immediately preceding the announcement concerning the commencement of the Tender Offer (i.e., 331,000 yen), (ii) 74.2% over the simple average closing price of 325,864 yen (rounded down to a whole number; the same shall apply to the following prices in this paragraph) in ordinary trading during the previous one-month period (from July 9, 2012 to August 8, 2012), (iii) 85.6% over the simple average closing price of 305,786 yen in ordinary trading during the previous three-month period (from May 9, 2012 to August 8, 2012), and (iv) 83.7% over the simple average closing price of 308,972 yen in ordinary trading during the previous six-month period (from February 9, 2012 to August 8, 2012).  The Tender Offer Price of 567,500 yen per share represents a premium of 70.9% over the closing price of the Target’s common shares in ordinary trading on the first section of the Tokyo Stock Exchange on August 9, 2012, the day immediately preceding the filing date of the statement (i.e., 332,000 yen).

The Stock Acquisition Rights, which are subject to the Tender Offer, were issued as stock options to persons including directors and employees of the Target; some of the conditions for the exercise of these rights are related to being, or having been, in certain positions such as a director or employee of the Target.  In addition, it is necessary to obtain approval from the Target’s board of directors in order for holders of the Stock Acquisition Rights to transfer their rights, including selling the rights through the Tender Offer.  As a result of the requirements and restrictions in place concerning the transfer of the Stock Acquisition Rights, it is considered that the Company will not be able to acquire through the Tender Offer, or exercise, such Stock Acquisition Rights.  Given that, the Company determined that the tender offer price for the Stock Acquisition Rights should be 1 yen per right.

(Note)  The Company requested JPMorgan to provide the Valuation Report and the fairness opinion.  Together with the report and the opinion, the Company obtained from JPMorgan a supplemental explanation about disclosure and disclaimers regarding the descriptions in item (i) in the foregoing, the details of which are as follows:

In preparing and submitting the Fairness Opinion dated August 9, 2012, and the Valuation Report dated August 8, 2012 (collectively the “Opinion”), and in evaluating the stock value underlying the Opinion, JPMorgan has relied upon and assumed the accuracy and completeness of all information that was furnished by the Tender Offeror or the Target, or otherwise reviewed by JPMorgan, and JPMorgan has not independently verified any such information or its accuracy and completeness.  Furthermore, in preparing the Opinion, JPMorgan has assumed that there are no facts that have not been disclosed to JPMorgan that may materially affect the valuation of the Target’s stock.

JPMorgan has not independently conducted or been provided with any valuation or appraisal of any assets or liabilities (including off-balance-sheet assets and liabilities and other contingent liabilities) of the Target and its affiliates, including analysis and valuation of individual assets and liabilities.  In addition, JPMorgan has not conducted any valuation of the Target’s creditworthiness under any applicable laws relating to bankruptcy, insolvency or other similar matters.

In relying on financial analyses and forecasts provided by the managements of the Tender Offeror and the Target or calculated thereunder, JPMorgan has assumed that such analyses and forecasts have been reasonably prepared based on the best forecasts and judgments of both companies’ managements as of the preparation date of the Opinion as to the expected future results of operations and respective financial conditions of the Tender Offeror and the Target to which such analyses or forecasts relate.  JPMorgan expresses no view as to such analyses or forecasts or the assumptions on which they were based.

The Opinion is necessarily based on information made available to JPMorgan as of the preparation date thereof and the economic, financial, market and other conditions as of the same date.  It should be understood that subsequent events may affect any opinion or valuation results stated in the Opinion, and that, in such case, JPMorgan does not have any obligation to revise, update or supplement the contents of the Opinion.  The Opinion is limited to the fairness, from a financial point of view, of the proposed Tender Offer Price to the Tender Offeror, and the Opinion expresses no opinion as to the fairness of the Tender Offer to the holders of any class of securities, creditors or other constituents of the Tender Offeror.  Furthermore, the Opinion expresses no opinion with respect to the appropriateness of any transaction conducted by the Tender Offeror, including the Tender Offer.  The Opinion is furnished by JPMorgan to the Board of Directors of the Tender Offeror solely for the purpose of providing information for it to evaluate the Target’s stock value in the Tender Offer and may not be used or relied upon by others.  The Opinion does not constitute a recommendation to any shareholder holding the

Target’s common shares as to how such shareholder should vote with respect to the Tender Offer.  JPMorgan expresses no opinion as to the price at which the Target’s common shares will be traded in the future after the preparation date of the Opinion.  Unless expressly intended, the contents of the Opinion do not consider the effect of possible future transactions or transactions in which a change in control arises or may arise.  JPMorgan is not a legal, tax or accounting expert, and has received and relied on advice from outside advisors of the Tender Offeror with regard to those matters.

JPMorgan has acted as financial advisor to the Tender Offeror with respect to the Tender Offer and has received compensation from the Tender Offeror for its services.  In addition, the Tender Offeror has agreed to indemnify JPMorgan for certain liabilities arising out of the services conducted by JPMorgan on behalf of the Tender Offeror.  JPMorgan and its affiliates have been occasionally providing the Tender Offeror with investment banking services to the present, and received compensation for such services.

In the ordinary course of their businesses, JPMorgan and its affiliates may trade the securities, such as the shares or debentures of the Tender Offeror or the Target, for their own account or for the accounts of customers, and, accordingly, JPMorgan and its affiliates may at any time hold long or short positions in such securities.

(ii)	Establishment of Third-Party Committee at Target.

According to the Target’s Announcement, for the purpose of ensuring the fairness, transparency, and objectivity of the process of decision-making by the Target, as well as eliminating arbitrariness in such decision-making, on June 20, 2012, the Target resolved at its meeting of the board of directors to establish a third-party committee consisting of the following independent members and to consult with the third-party committee on the following matters:

•	Committee Members
	・	Chairman:	Toru Mio (Outside director of the Target)
		Current offices:	Chief Executive Officer, Mio & Company Inc.
Representative Director and Managing Partner, Oct Advisors Inc.
	・	Member:	Yutaka Hori (Expert)
		Current offices:	Vice President and Director, National University Corporation Chiba University
Member, Public Interest Corporation Commission, Cabinet Office
Visiting Professor, Chiba University Law School
	・	Member:	Nobumichi Hattori (Expert)
		Current offices:	Visiting Professor, Graduate School of Finance, Accounting and Law, Waseda University
	・	Member:	Yasukazu Aiuchi (Outside and independent statutory auditor)
		Current offices:	Deutsche Bank Representative in Japan and Tokyo Branch Manager
•	Consultation Matters

(i) consider and recommend whether or not the Target’s board of directors should state an opinion supporting the Tender Offer, and
(ii) consider and advise whether or not a decision of the board of directors in favor of the Tender Offer would be disadvantageous to the Target’s minority shareholders.

The third-party committee has held five meetings in total since June 26, 2012 through August 8, 2012, and the members consulted with each other on, and reviewed, the consultation matters.  Specifically, the third-party committee obtained relevant materials, including the Target’s business plans and the valuation report, and received explanations concerning the details of the Company’s proposal, from the Target, from Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”), and from its legal advisor, Mori Hamada & Matsumoto (“MH&M”).  In addition, the third-party committee asked questions to, and received answers from, the Target and these advisors.  After such consultations and reviews, the third-party committee submitted a report to the Target setting forth the following opinions on August 9, 2012:

(i) It would be appropriate for the Target’s board of directors to resolve at a meeting of its board of directors to state an opinion supporting the Tender Offer and recommend the tendering of shares in the Tender Offer.
(ii) The board’s decision in favor of the Tender Offer would not be disadvantageous to the Target’s minority shareholders.

According to the report, the main factors, which the third-party committee took into consideration when it provided the opinions in the foregoing, are as follows:

(a)
The Tender Offer Price represents a premium over the recent price of the Target’s shares that is comparable to premiums in past tender offers in which a tender offeror aimed at acquiring all of a target’s shares.  Moreover, the Tender Offer Price exceeds the highest closing price during the period from the date when the Target listed its shares on the Tokyo Stock Exchange to date.

(b)
The Company and the Target have made arm’s-length consultations and negotiations several times, and the terms and conditions of the Tender Offer, including the Tender Offer Price, were decided based on such negotiations.

(c)
The Tender Offer Price is below the range of the value of the Target’s shares under the DCF Analysis method calculated by the Target’s financial advisor, MUMSS.  At the same time, however, such price is within the range of the value of the Target’s shares under the comparable company analysis method and over the range under the average market price analysis method.  Therefore, the fairness of the Tender Offer Price is considered to be ensured.

(d)
The Target has given due consideration to the interests of its minority shareholders in the following respects:  the structure of implementing the cash tender offer in advance of the share exchange, the consideration for which is the Company’s shares, has been adopted over the course of the negotiations between the Company and the Target, from the viewpoint of providing the Target’s shareholders with an opportunity to choose between cash and the Company’s shares; the Target has taken procedures necessary for ensuring fairness in the review of, and the decision-making concerning, the Tender Offer; and the period of the Tender Offer has been set relatively long.

No member of the third-party committee has any interest in relation to the Company.  Therefore, the Target judges that these members have no conflict of interest with the minority shareholders of the Target.

(iii)	Procurement of Valuation Report by Target.

For the purpose of ensuring fairness in the valuation of the Tender Offer Price, the Target requested MUMSS to evaluate the Target shares and prepare a valuation report.  MUMSS provided the valuation report dated August 9, 2012 to the Target.  MUMSS acted in the capacity of a third-party valuation institution independent from the Target and the Company.  The results of the valuation of the Target shares by MUMSS are set forth below.

The range of the value of the Target’s common stock per share that MUMSS calculated under the average market price analysis method, the comparable company analysis method and the DCF analysis method is set forth below.

- 305,786 yen to 331,000 yen under the average market price analysis method;
- 551,433 yen to 731,971 yen under the comparable company analysis method; and
- 702,484 yen to 1,030,956 yen under the DCF Analysis method.

Under the average market price analysis method, with a reference date of August 8, 2012, the Target’s common stock per share was valued to be in the range of 305,786 yen to 331,000 yen, on the basis of (i) the closing price on the reference date (331,000 yen), and the respective average closing prices for (ii) the most recent one-month period (325,864 yen), and (iii) the most recent three-month period (305,786 yen), in each case in respect of the Target’s common shares traded on the first section of the Tokyo Stock Exchange.

Under the comparable company analysis method, the Target shares were evaluated by comparing stock market prices and financial indicators showing profitability, among other things, concerning those listed companies engaged in businesses relatively similar to the Target’s businesses to such factors as they pertain to the Target.  The Target’s common stock per share was valued to be in the range of 551,433 yen to 731,971 yen under this method.

Under the DCF Analysis, the corporate value and the share value of the Target were evaluated by discounting the projected future free cash flow of the Target to the present value with a specific discount rate.  MUMSS projected the relevant future free cash flow based on the forecast of the Target’s future profit from the fiscal year ending March 2013 and the subsequent fiscal years, taking into consideration the Target’s business plans, the information obtained from interviews with the Target’s management, the most recent trend in the business results, and other public information.  The Target’s common stock per share was valued to be in the range of 702,484 yen to 1,030,956 yen under this method.  According to the Target, it does not expect any substantial increase or decrease in profits.  In respect of the value of M3’s shares, which account for part of the value of the Target’s shares, the valuation under the foregoing method by MUMSS did not take into account potential tax effects.  However, as supplemental information for the Target’s directors, using the DCF Analysis and taking into consideration such tax effects, MUMSS valued the Target’s shares per share to be in the range of 537,780 yen to 753,253 yen.

(Note) Mitsubishi UFJ Morgan Stanley Securities, which prepared and provided Target’s Value Appraisal at Target’s request, provided the supplemental explanations on matters relating to disclosure and disclaimers in relation to the above.  Please see below for further details.

In delivering Target’s Value Appraisal to the Board of Directors of Target and analyzing the above ranges of the share price of Target share as the basis thereof, Mitsubishi UFJ Morgan Stanley Securities relied on the information provided by and discussed with Target, other relevant information reviewed by Mitsubishi UFJ Morgan Stanley Securities or reviewed for the benefit of Mitsubishi UFJ Morgan Stanley Securities, and publicly available information.  Mitsubishi UFJ Morgan Stanley Securities assumed that all such information was accurate and complete and that no information was undisclosed to Mitsubishi UFJ Morgan Stanley Securities which may have a material adverse effect on the analyses of the ranges of the share price, and therefore Mitsubishi UFJ Morgan Stanley Securities did not independently verify the accuracy or completeness of such information (in addition, Mitsubishi UFJ Morgan Stanley Securities is not responsible for independent verification or obliged to verify independently).

Mitsubishi UFJ Morgan Stanley Securities has not independently valued or appraised, nor has Mitsubishi UFJ Morgan Stanley Securities received any valuations or appraisals from third party institutions on, assets or liabilities (including off-balance sheet assets and liabilities, and other contingent liabilities) of Target or its affiliated companies.  In addition, Mitsubishi UFJ Morgan Stanley Securities assumed that the information relating to business, operations, financial condition, financial forecasts and anticipated synergies has been reasonably prepared by management of Target based on its best estimates and judgments available at the time.  Mitsubishi UFJ Morgan Stanley Securities expresses no opinion with respect to the estimates and judgments (including synergy analysis) or the assumptions for the estimates and judgments.

The Company’s Value Appraisal and the analyses of Mitsubishi UFJ Morgan Stanley Securities are only for the information of the Board of Directors of Target and for the purpose of considering the Tender Offer, and may not be relied upon or used by any other party and for any other purpose.  Mitsubishi UFJ Morgan Stanley Securities expresses no opinion with respect to the fairness of the Tender Offer and expresses no opinion or recommendation as to whether the shareholders of Target should tender their shares in connection with the Tender Offer.

The Company’s Value Appraisal and the analyses of Mitsubishi UFJ Morgan Stanley Securities are based on financial, economic, foreign currency, market and other conditions as in effect on, and the information made available to Mitsubishi UFJ Morgan Stanley Securities as of, the day before the date of Target’s Value Appraisal.  Events occurring after such date may have an effect on the analyses, and the impacts of certain conditions existing as of such date on the analyses are difficult to measure.  Notwithstanding the foregoing, Mitsubishi UFJ Morgan Stanley Securities is not obliged to renew, revise or reconfirm its analyses.

With respect to the Tender Offer, Mitsubishi UFJ Morgan Stanley Securities will receive fees for its services from Target, a significant portion of which is contingent upon the closing of the Tender Offer.

(iv)	Advice to the Target from Law Firm.

The Target retained MH&M as a legal advisor independent from the Target and the Company and has obtained from MH&M advice in relation to the appropriateness of the tender offer process and the fairness of the methods and procedures concerning the decision-making with respect to the Tender Offer by the board.  Based on such advice, the Target carefully considered the terms and conditions of the Transaction, such as the conditions acceptable to the Target of the Transaction as proposed by the Company, the detailed terms and the process of the Tender Offer, and the timing of the Transaction.

(v)	Unanimous Approval by the Directors and No Objection from the Statutory Auditors.

The Target carefully discussed and reviewed the terms and conditions of the Tender Offer taking into consideration various factors, including the explanation of the Transaction from the Company, the valuation report of MUMSS, legal advice from MH&M, and the opinion of the third-party committee.

Consequently, the Target concluded, taking into account the following factors, that the Tender Offer will provide its shareholders with a reasonable opportunity to sell their shares.  First, it is likely that the Target’s corporate value will be enhanced if the Company makes the Target its wholly-owned subsidiary through the Transaction.  Second, the Target is unable to determine that the Tender Offer Price is unfair.  In fact, the Tender Offer Price represents a premium over the recent price of the

Target’s shares that is comparable to premiums in past tender offers in which a tender offeror aimed to acquire all of the target’s shares.  Moreover, the Tender Offer Price exceeds the highest closing price during the period from the date when the Target listed its shares on the Tokyo Stock Exchange to date.  Given such fact, the Tender Offer Price is considered to exceed the acquisition price for the Target’s shares paid by most of the Target’s shareholders.  With respect to the Stock Acquisition Rights, these rights were allotted to directors and employees of the Target and its subsidiaries as part of an incentive plan; therefore, the Company may not be able to exercise the Stock Acquisition Rights.  The Target neither obtained a valuation from a third-party valuation institution concerning, nor reviewed the fairness of, the tender offer price for the Stock Acquisition Rights; and it decided to leave it to the holders of the Stock Acquisition Rights to determine whether or not to tender their Stock Acquisition Rights in the Tender Offer.  For these reasons, the board of directors of the Target, with the unanimous approval of the five directors in attendance at the meeting on August 9, 2012 (exclusive of Mr. Hiroshi Kurihara and Ms. Miyuki Ishiguro who were absent), resolved to state an opinion supporting the Tender Offer, and to recommend that the Target’s shareholders tender their shares in the Tender Offer.  The Target further resolved to remain neutral as to whether or not holders of the Stock Acquisition Rights should tender their Stock Acquisition Rights in the Tender Offer.

Two of the three statutory auditors of the Target (Mr. Fumio Kado did not participate in discussions at the meeting, as described below) stated that they did not have any objection to such resolution of the Target’s board of directors.

With a view to ensuring the fairness and neutrality of the Target’s decision-making, and to avoid the potential for any conflict of interest, from March 2, 2012 (the date on which the Company proposed the possibility of making the Target its wholly-owned subsidiary), out of seven directors, Mr. Hiroshi Kurihara, who is an employee of the Company, and Ms. Miyuki Ishiguro, who is a lawyer from Nagashima Ohno & Tsunematsu, which is a legal advisor retained by the Company regarding the Transaction, did not participate in discussions or resolutions at the meetings of the Target’s board of directors, and such individuals have not been involved in consultations or negotiations with the Company on behalf of the Target.  In addition, with a view to ensuring the fairness and neutrality of the Target’s decision-making, and to avoid the potential for any conflict of interest, out of three statutory auditors, Mr. Fumio Kado, who is an employee of the Company, did not participate in discussions at the meetings of the Target’s board of directors concerning the opinion regarding the Tender Offer, and he refrained from stating his opinion concerning the resolution at such meetings.

(vi)	Potential Opportunity for Counter Proposal.

The Company and the Target have not made any agreement that, if a person makes a counter offer to the Target, the Target must refrain from communications or other contacts with such person.

The Company has set the period of the Tender Offer (the “Tender Offer Period”) at 29 business days, which is longer than the statutory minimum tender offer period of 20 business days.

(4)	Plan for Reorganization after the Tender Offer (Matters Relating to Second-Step Takeover).

As stated in “(1) Overview of the Tender Offer” above, the Company plans to acquire all of the issued shares of the Target (excluding the Target’s Shares Owned by the Company) through the Transaction, with the goal of making the Target its wholly-owned subsidiary.  Sony Finance International, a wholly-owned subsidiary of the Company, directly owns 32,110 shares in the Target, which account for a Shareholding Percentage of 12.57%, which is included in the total Shareholding Percentage of 58.18% (148,670 shares).  As stated in “(6) Details of Material Agreements between the Company and Target’s Shareholders Concerning Tendering Shares,” the Company plans to succeed to such shares by way of demerger (company split) under the Companies Act, under which Sony Finance International will become the splitting company.  The company split will be implemented sometime after the expiration of the Tender Offer Period but by no later than the effective date of the Share Exchange.

In the event that the Company is unable to acquire all of the issued shares of the Target (excluding the Target’s Shares Owned by the Company and treasury shares owned by the Target), through the Tender Offer, the Company and the Target plan to acquire all of the remaining issued shares of the Target (excluding the Target’s Shares Owned by the Company) after the Tender Offer through the Share Exchange between the Company and the Target.  Such two-step takeover is designed to provide the Target’s minority shareholders not only with an opportunity to receive cash in exchange for their Target’s shares early by selling their shares through the Tender Offer, but also with the alternative of continuously investing in the businesses of the Company’s group by becoming a shareholder of the Company through the Share Exchange following the Tender Offer.

The Company plans to allot to the Target’s minority shareholders the Company’s shares in exchange for the Target’s shares in the Share Exchange.  In accordance with the statutory procedures, all of the issued shares of the Target (excluding those owned by the Company immediately prior to the effective date of the Share Exchange) that are not tendered in the Tender Offer will be exchanged for the Company’s shares; the Target’s minority shareholders, if allotted one or more of the Company’s shares, will become shareholders of the Company.  The Share Exchange is expected to become effective no later than January 2013.

It is planned that the Share Exchange will be implemented in the summary form (kanni kabushiki kokan) prescribed in Article 796, Paragraph 3 of the Companies Act, without obtaining approval at a shareholders’ meeting of the Company.  Further, subject to the satisfaction of certain conditions, the Share Exchange may be implemented in the short form (ryakushiki kabushiki kokan) prescribed in Article 784, Paragraph 1 of the Companies Act, without obtaining approval at a shareholders’ meeting of the Target.

To ensure fairness and appropriateness in the share exchange ratio of the Share Exchange, the Company and the Target will, after the Tender Offer, determine such exchange ratio, based on mutual consultations, and with careful consideration given to the interests of respective shareholders and the valuation relating to the exchange ratio by the respective third party valuation institutions independent from the Company and the Target.  It is expected, however, that the Target’s shares will be valued as being equivalent to the Tender Offer Price in the determination of the consideration in the Share Exchange for the Target’s shareholders.  The consideration in the Share Exchange will be the Company’s shares; however, if fractional shares less than one share are generated, cash corresponding to such fractional shares will be distributed instead of fractional shares, as prescribed under the Companies Act.  In connection with the Share Exchange, any shareholder of the Target will be entitled to require the Target to purchase shares in accordance with, and subject to certain conditions under, the Companies Act and other applicable laws and regulations, rather than be compelled to accept shares of the Company.  The purchase price, in such a case, will ultimately be determined by a court.

(5)	Prospects of, and Reasons for, Delisting.

The Target’s common shares are currently listed on the first section of the Tokyo Stock Exchange.  It is possible that, as a result of the tender offer, these shares will be delisted pursuant to the delisting standards of the Tokyo Stock Exchange under prescribed procedures, since the Company has not set a cap on the number of shares to be acquired through the Tender Offer.  Even if the relevant delisting thresholds will not be reached as the result of the Tender Offer, the Target’s common shares will be delisted pursuant to the delisting standards of the Tokyo Stock Exchange, under prescribed procedures, if the Company and Target implement the contemplated Share Exchange, under which the Target will become a wholly-owned subsidiary of the Company, as stated in “(4) Plan for Reorganization after the Tender Offer (Matters Relating to Second-Step Takeover)”.  After the delisting, it will be impossible to trade the Target’s common shares on the Tokyo Stock Exchange.

(6)	Details of Material Agreements between the Company and Target’s Shareholders Concerning Tendering Shares.

Sony Finance International, the wholly-owned subsidiary of the Company, will not tender its shares of the Target (i.e., 32,110 shares accounting for a Shareholding Percentage of 12.57%) in the Tender Offer.  The Company plans to succeed to such shares currently owned by Sony Finance International by way of demerger (company split) under the Companies Act, under which Sony Finance International will become the splitting company.  The company split will be implemented sometime after the expiration of the Tender Offer Period but by no later than the effective date of the Share Exchange.  The consideration for the company split has not been decided at the moment; however, the value of such consideration will not exceed the Tender Offer Price.

4.	Tender Offer Period, Price and Number of Shares to Be Purchased.

(1)	Tender Offer Period.

(i)	Tender Offer Period as of Filing Date.

Tender Offer Period	From August 10, 2012 (Friday) through September 20, 2012 (Thursday) (29 business days)
Date of Public Notice	August 10, 2012 (Friday)
Newspaper Listing Public Notice	Public notice will be made electronically and a notice thereof will be published in the Nihon Keizai Shimbun. URL of electronic disclosure: （http://info.edinet-fsa.go.jp/）

(ii)	Possibility of Extension Pursuant to Request by Target.

In accordance with Article 27-10, Paragraph 3 of the Act, if the Target requests an extension of the Tender Offer Period in its opinion statement, the Tender Offer Period will be extended to 30 business days and the last day of such period will be September 21, 2012 (Friday).

(iii)	Contact Information to Confirm Period Extension.

SONY CORPORATION
Atsuko Murakami, General Manager, Financial Planning Department, Finance Division
Telephone number: 03-6748-2111 (main number)
Time: 9AM to 5PM on business days

(2)	Tender Offer Price.

Shares	JPY 567,500 per Common Stock
Stock Acquisition Rights
The First Series of Stock Acquisition Rights
The Second Series of Stock Acquisition Rights
The Third Series of Stock Acquisition Rights
The Fourth Series of Stock Acquisition Rights
The Fifth Series of Stock Acquisition Rights
The Sixth Series of Stock Acquisition Rights
JPY1 per right JPY1 per right JPY1 per right JPY1 per right JPY1 per right JPY1 per right
Corporate Bonds with Stock Acquisition Rights	―
Trust Beneficiary Securities ( )	―

Depository Receipts for Securities ( )	―
Basis of Calculation
For the purpose of ensuring the fairness of the Tender Offer Price, the Company considered, in determining the Tender Offer Price, the Valuation Report submitted by its financial advisor, JPMorgan, dated August 8, 2012.  JPMorgan is a financial advisor in the capacity of a third-party valuation institution independent from both the Company and the Target.  The reference date of the valuation in the Valuation Report was August 6, 2012.  JPMorgan is not a related party of the Company and does not have a material interest in respect of the Tender Offer.
The valuation methods used by JPMorgan in the Valuation Report were the average market price analysis, the comparable company analysis, and the DCF Analysis.  Taking into account the fact that the Target holds shares of M3 and the DeNA Shares, which account for relatively large part of the entire value of the Target, the range of values of the Target’s stock per share calculated using each of these methods indicated in the Valuation Report is set forth below.
(a)     Average Market Price Analysis: 305,225 yen to 327,000 yen
Under the average market price analysis method, with the reference date of August 6, 2012, the Target’s stock per share was valued to be in the range of 305,225 yen to 327,000 yen, on the basis of the closing price on the reference date (i.e., 327,000 yen), and on the basis of the respective average closing prices for the most recent one-month (i.e., 325,350 yen), three-month (i.e., 305,225 yen) and six-month periods (i.e., 308,764 yen), in respect of the Target’s stock traded on the first section of the Tokyo Stock Exchange.
(b)     Comparable Company Analysis: 424,008 yen to 597,363 yen
Under the comparable company analysis method, the Subject Value of Businesses was valued through comparisons with stock market prices and financial indicators showing profitability, among other things, of selected listed companies whose businesses were considered to be relatively similar to the Subject Businesses.  The values of M3 and the DeNA Shares were valued based on the stock price of each company.  By combining the Subject Value of Businesses, and the values of M3’s business and the DeNA Shares, indicated by these analyses, the Target’s stock per share was valued to be in the range of 424,008 yen to 597,363 yen under this method.
(c)     DCF Analysis: 533,308 yen to 635,147 yen
Under the DCF Analysis method, the Subject Value of Businesses was valued by discounting the relevant respective projected future free cash flow in respect of the Subject Businesses to the present value with a specific discount rate reflecting respective capital costs and other factors.  The relevant future free cash flows were projected based on various factors, including the earnings projections and investment plans prescribed in the business plans of the Target concerning the fiscal year ending March 2013 and the subsequent fiscal years, the information obtained from interviews with the Target’s management, and other public information.  The values of M3 and the DeNA Shares were valued based on the stock price of each company.   By combining the Subject Value of Businesses, and the values of M3’s businesses and the DeNA Shares, the Target’s stock per share was valued to be in the range of 533,308 yen to 635,147 yen under this method.

The Company calculated the proposed tender offer price concerning the Target’s shares to be 567,500 yen, in consideration of the nature of, and the results under, each valuation method as described in the Valuation Report, as well as results of due diligence in respect of the Target, the possibility of obtaining an opinion supporting the Tender Offer from the Target’s board of directors, market trends of the Target’s stock price, and an estimated number of shares to be tendered in the Tender Offer; and based on consultations and negotiations with the Target.
The Company obtained a fairness opinion from JPMorgan, in which JPMorgan opined that the proposed tender offer price of 567,500 yen, calculated under the foregoing process, is fair to the Company under certain assumptions from a financial point of view.  Ultimately, the Company decided upon the resolution of the board of directors on August 9, 2012 that the Tender Offer Price should be 567,500 yen.
The Tender Offer Price of 567,500 yen per share represents a premium of (i) 71.5% (rounded to the nearest tenth; the same shall apply to the following percentages in this paragraph) over the closing price of the Target’s common shares in ordinary trading on the first section of the Tokyo Stock Exchange on August 8, 2012, the day immediately preceding the announcement concerning the commencement of the Tender Offer (i.e., 331,000 yen), (ii) 74.2% over the simple average closing price of 325,864 yen (rounded down to a whole number; the same shall apply to the following prices in this paragraph) in ordinary trading during the previous one-month period (from July 9, 2012 to August 8, 2012), (iii) 85.6% over the simple average closing price of 305,786 yen in ordinary trading during the previous three-month period (from May 9, 2012 to August 8, 2012), and (iv) 83.7% over the simple average closing price of 308,972 yen in ordinary trading during the previous six-month period (from February 9, 2012 to August 8, 2012).  The Tender Offer Price of 567,500 yen per share represents a premium of 70.9% over the closing price of the Target’s common shares in ordinary trading on the first section of the Tokyo Stock Exchange on August 9, 2012, the day immediately preceding the filing date of the statement (i.e., 332,000 yen).
The Stock Acquisition Rights, which are subject to the Tender Offer, were issued as stock options to persons including directors and employees of the Target; some of the conditions for the exercise of these rights are related to being, or having been, in certain positions such as a director or employee of the Target.  In addition, it is necessary to obtain approval from the Target’s board of directors in order for holders of the Stock Acquisition Rights to transfer their rights, including selling the rights through the Tender Offer.  As a result of the requirements and restrictions in place concerning the transfer of the Stock Acquisition Rights, it is considered that the Company will not be able to acquire through the Tender Offer, or exercise, such Stock Acquisition Rights.  Given that, the Company determined that the tender offer price for the Stock Acquisition Rights should be 1 yen per right.

Process of Calculation
(Decision-making Process Concerning Tender Offer Price)
Since the incorporation of the Target in 1995 as a member of the Company’s group, the Company and the Target have deepened various collaborations, such as their collaboration on certain services of the Company, including those in respect of electronics products and content, and certain services and platforms of the Target, including the connection and portal services and the billing and settlement platform.  In view of the speed of change in the business environment of the Internet industry, the Company had believed that, in terms of group management by the Company, it would be preferable that the Target further enhance its independence and improve its corporate value under its own management structure and growth strategies.  In that regard, the Target publicly listed its common shares on the Mothers section of the Tokyo Stock Exchange in December 2005 and subsequently listed its shares on the first section of the Tokyo Stock Exchange in January 2008.  However, the business environment surrounding the Company’s group has changed dramatically and rapidly.  The economies of developed countries suffered a major setback during 2011 due to various events, such as the Great East Japan Earthquake, the floods in Thailand, and the disruptions of the euro zone financial markets.  While there were some signs of recovery in the U.S. and Japan, the economic recovery in general remains uncertain, mainly due to the continuing euro zone crisis.  It will be difficult to compete globally in the future unless the Company accelerates implementation of its business strategies and makes every effort to fully capitalize on its comprehensive businesses.

Under such circumstances as noted, the Company is seeking to strengthen its core areas and allocate resources to growth areas under the new management team.  In this regard, network services have become essential to the Company in leveraging its strengths with respect to the hardware and content owned by the Company.  SNEI based in the United States is positioned as the focal point of the Company’s network business.  In order to enhance SNEI’s offerings, the Company must continue to develop and expand media entertainment content that is attractive to customers, integrate SNEI’s service with a range of the Company’s hardware, and proactively utilize its content assets, such as pictures, music and games.  This is especially true for the mobile products business, which is one of the core areas for the Company.  The Company and the Target, as a member of the Company’s group, have moved forward with various collaborations, including the Company’s installation of the Target’s service in the Company’s hardware.  However, it is increasingly important to strengthen such collaborations and develop new businesses more quickly.  Currently, the capital relationships of the Company, the Target, and M3, the Target’s main subsidiary, are that of parent, its subsidiary, and its indirectly-owned subsidiary, and each is a listed company.  The Company believes that, if the Target delists its shares and becomes a wholly-owned subsidiary of the Company, such simplification of the capital relationships will benefit the Company in its effort to strengthen its core areas and allocate resources to growth areas, which will ultimately lead to realizing more value.

Accordingly, subsequent to an initial proposal by the Company to the Target, the Company and the Target have, since March 2, 2012, considered, and consulted with each other on, various measures with the aim of enhancing the corporate value of both companies.
The Company and the Target have reached the conclusion that it is advisable for both companies to make the Target a wholly-owned subsidiary of the Company through the Transaction, which they believe will enhance group synergy, with a view to enhancing the corporate value of each of the Company’s group and the Target.  Hence, upon the resolution of the board of directors on August 9, 2012, the Company decided to implement the Tender Offer and determined the Tender Offer Price under the following process:

i. Independent Third-Party Valuation Institution
In determining the Tender Offer Price, the Company retained JPMorgan, a financial advisor in the capacity of a third-party valuation institution independent from both the Company and the Target, for the purpose of obtaining the valuation concerning the Target’s shares.  The Company obtained the Valuation Report from JPMorgan on August 8, 2012.

ii. Outline of Valuation
The valuation methods used by JPMorgan in the Valuation Report were the average market price analysis, the comparable company analysis, and the DCF Analysis.  Taking into account the fact that the Target holds shares of M3 and the DeNA Shares, which account for relatively large part of the entire value of the Target, the range of values of the Target’s stock per share calculated using each of these methods indicated in the Valuation Report is set forth below.
Average Market Price Analysis:
305,225 yen to 327,000 yen
Comparable Company Analysis:
424,008 yen to 597,363 yen
DCF Analysis:
533,308 yen to 635,147 yen

iii. Process For Determining Tender Offer Price Based On Valuation
The Company calculated the proposed tender offer price concerning the Target’s shares to be 567,500 yen, in consideration of the nature of, and the results under, each valuation method as described in the Valuation Report, as well as results of due diligence in respect of the Target, the possibility of obtaining an opinion supporting the Tender Offer from the Target’s board of directors, market trends of the Target’s stock price, and an estimated number of shares to be tendered in the Tender Offer; and based on consultations and negotiations with the Target.  The Company obtained a fairness opinion from JPMorgan, in which JPMorgan opined that the proposed tender offer price of 567,500 yen, is fair to the Company under certain assumptions from a financial point of view.  Ultimately, the Company decided upon the resolution of the board of directors on August 9, 2012 that the Tender Offer Price should be 567,500 yen.

The Stock Acquisition Rights, which are subject to the Tender Offer, were issued as stock options to persons including directors and employees of the Target; some of the conditions for the exercise of these rights are related to being, or having been, in certain positions such as a director or employee of the Target.  In addition, it is necessary to obtain approval from the Target’s board of directors in order for holders of the Stock Acquisition Rights to transfer their rights, including selling the rights through the Tender Offer.  As a result of the requirements and restrictions in place concerning the transfer of the Stock Acquisition Rights, it is considered that the Company will not be able to acquire through the Tender Offer, or exercise, such Stock Acquisition Rights.  Given that, the Company determined that the tender offer price for the Stock Acquisition Rights should be 1 yen per right.

(Measures to Ensure Fairness of Tender Offer Price)
①Establishment of Third-Party Committee at Target.

According to the Target’s Announcement, for the purpose of ensuring the fairness, transparency, and objectivity of the process of decision-making by the Target, as well as eliminating arbitrariness in such decision-making, on June 20, 2012, the Target resolved at its meeting of the board of directors to establish a third-party committee consisting of the following independent members and to consult with the third-party committee on the following matters:

•  Committee Members

・Chairman:  Toru Mio (Outside director of the Target)
Current offices:        Chief Executive Officer, Mio & Company Inc.
Representative Director and Managing Partner, Oct Advisors Inc.
・Member:  Yutaka Hori (Expert)
Current offices:        Vice President and Director, National University Corporation Chiba University
Member, Public Interest Corporation Commission, Cabinet Office
Visiting Professor, Chiba University Law School
・Member:  Nobumichi Hattori (Expert)
Current offices:        Visiting Professor, Graduate School of Finance, Accounting and Law, Waseda University
・Member:Yasukazu Aiuchi (Outside and independent statutory auditor)
Current offices:       Deutsche Bank Representative in Japan and Tokyo Branch Manager

•  Consultation Matters

(i) consider and recommend whether or not the Target’s board of directors should state an opinion supporting the Tender Offer, and
(ii) consider and advise whether or not a decision of the board of directors in favor of the Tender Offer would be disadvantageous to the Target’s minority shareholders.

The third-party committee has held five meetings in total since June 26, 2012 through August 8, 2012, and the members consulted with each other on, and reviewed, the consultation matters.  Specifically, the third-party committee obtained relevant materials, including the Target’s business plans and the valuation report, and received explanations concerning the details of the Company’s proposal, from the Target, from MUMSS, and from its legal advisor, MH&M.  In addition, the third-party committee asked questions to, and received answers from, the Target and these advisors.  After such consultations and reviews, the third-party committee submitted a report to the Target setting forth the following opinions on August 9, 2012:

(i) It would be appropriate for the Target’s board of directors to resolve at a meeting of its board of directors to state an opinion supporting the Tender Offer and recommend the tendering of shares in the Tender Offer.
(ii) The board’s decision in favor of the Tender Offer would not be disadvantageous to the Target’s minority shareholders.

According to the report, the main factors, which the third-party committee took into consideration when it provided the opinions in the foregoing, are as follows:

(a)   The Tender Offer Price represents a premium over the recent price of the Target’s shares that is comparable to premiums in past tender offers in which a tender offeror aimed at acquiring all of a target’s shares.  Moreover, the Tender Offer Price exceeds the highest closing price during the period from the date when the Target listed its shares on the Tokyo Stock Exchange to date.

(b)  The Company and the Target have made arm’s-length consultations and negotiations several times, and the terms and conditions of the Tender Offer, including the Tender Offer Price, were decided based on such negotiations.

(c)   The Tender Offer Price is below the range of the value of the Target’s shares under the DCF Analysis method calculated by the Target’s financial advisor, MUMSS.  At the same time, however, such price is within the range of the value of the Target’s shares under the comparable company analysis method and over the range under the average market price analysis method.  Therefore, the fairness of the Tender Offer Price is considered to be ensured.

(d)   The Target has given due consideration to the interests of its minority shareholders in the following respects:  the structure of implementing the cash tender offer in advance of the share exchange, the consideration for which is the Company’s shares, has been adopted over the course of the negotiations between the Company and the Target, from the viewpoint of providing the Target’s shareholders with an opportunity to choose between cash and the Company’s shares; the Target has taken procedures necessary for ensuring fairness in the review of, and the decision-making concerning, the Tender Offer; and the period of the Tender Offer has been set relatively long.

No member of the third-party committee has any interest in relation to the Company.  Therefore, the Target judges that these members have no conflict of interest with the minority shareholders of the Target.

②   Procurement of Valuation Report by Target.

For the purpose of ensuring fairness in the valuation of the Tender Offer Price, the Target requested MUMSS to evaluate the Target shares and prepare a valuation report.  MUMSS provided the valuation report dated August 9, 2012 to the Target.  MUMSS acted in the capacity of a third-party valuation institution independent from the Target and the Company.  The results of the valuation of the Target shares by MUMSS are set forth below.

The range of the value of the Target’s common stock per share that MUMSS calculated under the average market price analysis method, the comparable company analysis method and the DCF analysis method is set forth below.

- 305,786 yen to 331,000 yen under the average market price analysis method;
- 551,433 yen to 731,971 yen under the comparable company analysis method; and
- 702,484 yen to 1,030,956 yen under the DCF Analysis method.

Under the average market price analysis method, with a reference date of August 8, 2012, the Target’s common stock per share was valued to be in the range of 305,786 yen to 331,000 yen, on the basis of (i) the closing price on the reference date (331,000 yen), and the respective average closing prices for (ii) the most recent one-month period (325,864 yen), and (iii) the most recent three-month period (305,786 yen), in each case in respect of the Target’s common shares traded on the first section of the Tokyo Stock Exchange.

Under the comparable company analysis method, the Target shares were evaluated by comparing stock market prices and financial indicators showing profitability, among other things, concerning those listed companies engaged in businesses relatively similar to the Target’s businesses to such factors as they pertain to the Target.  The Target’s common stock per share was valued to be in the range of 551,433 yen to 731,971 yen under this method.

Under the DCF Analysis, the corporate value and the share value of the Target were evaluated by discounting the projected future free cash flow of the Target to the present value with a specific discount rate.  MUMSS projected the relevant future free cash flow based on the forecast of the Target’s future profit from the fiscal year ending March 2013 and the subsequent fiscal years, taking into consideration the Target’s business plans, the information obtained from interviews with the Target’s management, the most recent trend in the business results, and other public information.  The Target’s common stock per share was valued to be in the range of 702,484 yen to 1,030,956 yen under this method.  According to the Target, it does not expect any substantial increase or decrease in profits.  In respect of the value of M3’s shares, which account for part of the value of the Target’s shares, the valuation under the foregoing method by MUMSS did not take into account potential tax effects.  However, as supplemental information for the Target’s directors, using the DCF Analysis and taking into consideration such tax effects, MUMSS valued the Target’s shares per share to be in the range of 537,780 yen to 753,253 yen.

③       Advice to the Target from Law Firm.

The Target retained MH&M as a legal advisor independent from the Target and the Company and has obtained from MH&M advice in relation to the appropriateness of the tender offer process and the fairness of the methods and procedures concerning the decision-making with respect to the Tender Offer by the board.  Based on such advice, the Target carefully considered the terms and conditions of the Transaction, such as the conditions acceptable to the Target of the Transaction as proposed by the Company, the detailed terms and the process of the Tender Offer, and the timing of the Transaction.

④      Unanimous Approval by the Directors and No Objection from the Statutory Auditors.

The Target carefully discussed and reviewed the terms and conditions of the Tender Offer taking into consideration various factors, including the explanation of the Transaction from the Company, the valuation report of MUMSS, legal advice from MH&M, and the opinion of the third-party committee.

Consequently, the Target concluded, taking into account the following factors, that the Tender Offer will provide its shareholders with a reasonable opportunity to sell their shares.  First, it is likely that the Target’s corporate value will be enhanced if the Company makes the Target its wholly-owned subsidiary through the Transaction.  Second, the Target is unable to determine that the Tender Offer Price is unfair.  In fact, the Tender Offer Price represents a premium over the recent price of the Target’s shares that is comparable to premiums in past tender offers in which a tender offeror aimed to acquire all of the target’s shares.  Moreover, the Tender Offer Price exceeds the highest closing price during the period from the date when the Target listed its shares on the Tokyo Stock Exchange to date.  Given such fact, the Tender Offer Price is considered to exceed the acquisition price for the Target’s shares paid by most of the Target’s shareholders.  With respect to the Stock Acquisition Rights, these rights were allotted to directors and employees of the Target and its subsidiaries as part of an incentive plan; therefore, the Company may not be able to exercise the Stock Acquisition Rights.  The Target neither obtained a valuation from a third-party valuation institution concerning, nor reviewed the fairness of, the tender offer price for the Stock Acquisition Rights; and it decided to leave it to the holders of the Stock Acquisition Rights to determine whether or not to tender their Stock Acquisition Rights in the Tender Offer.  For these reasons, the board of directors of the Target, with the unanimous approval of the five directors in attendance at the meeting on August 9, 2012 (exclusive of Mr. Hiroshi Kurihara and Ms. Miyuki Ishiguro who were absent), resolved to state an opinion supporting the Tender Offer, and to recommend that the Target’s shareholders tender their shares in the Tender Offer.  The Target further resolved to remain neutral as to whether or not holders of the Stock Acquisition Rights should tender their Stock Acquisition Rights in the Tender Offer.
Two of the three statutory auditors of the Target (Mr. Fumio Kado did not participate in discussions at the meeting, as described below) stated that they did not have any objection to such resolution of the Target’s board of directors.
With a view to ensuring the fairness and neutrality of the Target’s decision-making, and to avoid the potential for any conflict of interest, from March 2, 2012 (the date on which the Company proposed the possibility of making the Target its wholly-owned subsidiary), out of seven directors, Mr. Hiroshi Kurihara, who is an employee of the Company, and Ms. Miyuki Ishiguro, who is a lawyer from Nagashima Ohno & Tsunematsu, which is a legal advisor retained by the Company regarding the Transaction, did not participate in discussions or resolutions at the meetings of the Target’s board of directors, and such individuals have not been involved in consultations or negotiations with the Company on behalf of the Target.  In addition, with a view to ensuring the fairness and neutrality of the Target’s decision-making, and to avoid the potential for any conflict of interest, out of three statutory auditors, Mr. Fumio Kado, who is an employee of the Company, did not participate in discussions at the meetings of the Target’s board of directors concerning the opinion regarding the Tender Offer, and he refrained from stating his opinion concerning the resolution at such meetings.

⑤       Potential Opportunity for Counter Proposal.

The Company and the Target have not made any agreement that, if a person makes a counter offer to the Target, the Target must refrain from communications or other contacts with such person.
The Company has set the Tender Offer Period at 29 business days, which is longer than the statutory minimum tender offer period of 20 business days.

(Note1)  In preparing and submitting the Opinion, and in evaluating the stock value underlying the Opinion, JPMorgan has relied upon and assumed the accuracy and completeness of all information that was furnished by the Tender Offeror or the Target, or otherwise reviewed by JPMorgan, and JPMorgan has not independently verified any such information or its accuracy and completeness.  Furthermore, in preparing the Opinion, JPMorgan has assumed that there are no facts that have not been disclosed to JPMorgan that may materially affect the valuation of the Target’s stock.

JPMorgan has not independently conducted or been provided with any valuation or appraisal of any assets or liabilities (including off-balance-sheet assets and liabilities and other contingent liabilities) of the Target and its affiliates, including analysis and valuation of individual assets and liabilities.  In addition, JPMorgan has not conducted any valuation of the Target’s creditworthiness under any applicable laws relating to bankruptcy, insolvency or other similar matters.

In relying on financial analyses and forecasts provided by the managements of the Tender Offeror and the Target or calculated thereunder, JPMorgan has assumed that such analyses and forecasts have been reasonably prepared based on the best forecasts and judgments of both companies’ managements as of the preparation date of the Opinion as to the expected future results of operations and respective financial conditions of the Tender Offeror and the Target to which such analyses or forecasts relate.  JPMorgan expresses no view as to such analyses or forecasts or the assumptions on which they were based.

The Opinion is necessarily based on information made available to JPMorgan as of the preparation date thereof and the economic, financial, market and other conditions as of the same date.  It should be understood that subsequent events may affect any opinion or valuation results stated in the Opinion, and that, in such case, JPMorgan does not have any obligation to revise, update or supplement the contents of the Opinion.  The Opinion is limited to the fairness, from a financial point of view, of the proposed Tender Offer Price to the Tender Offeror, and the Opinion expresses no opinion as to the fairness of the Tender Offer to the holders of any class of securities, creditors or other constituents of the Tender Offeror.  Furthermore, the Opinion expresses no opinion with respect to the appropriateness of any transaction conducted by the Tender Offeror, including the Tender Offer.  The Opinion is furnished by JPMorgan to the Board of Directors of the Tender Offeror solely for the purpose of providing information for it to evaluate the Target’s stock value in the Tender Offer and may not be used or relied upon by others.  The Opinion does not constitute a recommendation to any shareholder holding the Target’s common shares as to how such shareholder should vote with respect to the Tender Offer.  JPMorgan expresses no opinion as to the price at which the Target’s common shares will be traded in the future after the preparation date of the Opinion.  Unless expressly intended, the contents of the Opinion do not consider the effect of possible future transactions or transactions in which a change in control arises or may arise.  JPMorgan is not a legal, tax or accounting expert, and has received and relied on advice from outside advisors of the Tender Offeror with regard to those matters.

JPMorgan has acted as financial advisor to the Tender Offeror with respect to the Tender Offer and has received compensation from the Tender Offeror for its services.  In addition, the Tender Offeror has agreed to indemnify JPMorgan for certain liabilities arising out of the services conducted by JPMorgan on behalf of the Tender Offeror.  JPMorgan and its affiliates have been occasionally providing the Tender Offeror with investment banking services to the present, and received compensation for such services.

In the ordinary course of their businesses, JPMorgan and its affiliates may trade the securities, such as the shares or debentures of the Tender Offeror or the Target, for their own account or for the accounts of customers, and, accordingly, JPMorgan and its affiliates may at any time hold long or short positions in such securities.

(Note2)  In delivering Target’s Value Appraisal to the Board of Directors of Target and analyzing the above ranges of the share price of Target share as the basis thereof, Mitsubishi UFJ Morgan Stanley Securities relied on the information provided by and discussed with Target, other relevant information reviewed by Mitsubishi UFJ Morgan Stanley Securities or reviewed for the benefit of Mitsubishi UFJ Morgan Stanley Securities, and publicly available information.  Mitsubishi UFJ Morgan Stanley Securities assumed that all such information was accurate and complete and that no information was undisclosed to Mitsubishi UFJ Morgan Stanley Securities which may have a material adverse effect on the analyses of the ranges of the share price, and therefore Mitsubishi UFJ Morgan Stanley Securities did not independently verify the accuracy or completeness of such information (in addition, Mitsubishi UFJ Morgan Stanley Securities is not responsible for independent verification or obliged to verify independently).

Mitsubishi UFJ Morgan Stanley Securities has not independently valued or appraised, nor has Mitsubishi UFJ Morgan Stanley Securities received any valuations or appraisals from third party institutions on, assets or liabilities (including off-balance sheet assets and liabilities, and other contingent liabilities) of Target or its affiliated companies.  In addition, Mitsubishi UFJ Morgan Stanley Securities assumed that the information relating to business, operations, financial condition, financial forecasts and anticipated synergies has been reasonably prepared by management of Target based on its best estimates and judgments available at the time.  Mitsubishi UFJ Morgan Stanley Securities expresses no opinion with respect to the estimates and judgments (including synergy analysis) or the assumptions for the estimates and judgments.

The Company’s Value Appraisal and the analyses of Mitsubishi UFJ Morgan Stanley Securities are only for the information of the Board of Directors of Target and for the purpose of considering the Tender Offer, and may not be relied upon or used by any other party and for any other purpose.  Mitsubishi UFJ Morgan Stanley Securities expresses no opinion with respect to the fairness of the Tender Offer and expresses no opinion or recommendation as to whether the shareholders of Target should tender their shares in connection with the Tender Offer.

The Company’s Value Appraisal and the analyses of Mitsubishi UFJ Morgan Stanley Securities are based on financial, economic, foreign currency, market and other conditions as in effect on, and the information made available to Mitsubishi UFJ Morgan Stanley Securities as of, the day before the date of Target’s Value Appraisal.  Events occurring after such date may have an effect on the analyses, and the impacts of certain conditions existing as of such date on the analyses are difficult to measure.  Notwithstanding the foregoing, Mitsubishi UFJ Morgan Stanley Securities is not obliged to renew, revise or reconfirm its analyses.

With respect to the Tender Offer, Mitsubishi UFJ Morgan Stanley Securities will receive fees for its services from Target, a significant portion of which is contingent upon the closing of the Tender Offer.

(3)	Number of Shares to Be Acquired.

Number of Shares to Be Acquired	Minimum Number of Shares to Be Acquired	Maximum Number of Shares to Be Acquired
107,772 (shares)	―	―

Note 1:	The Tender Offeror has not set a maximum or a minimum number of securities to be acquired through the Tender Offer, and it will acquire all the tendered securities.

Note 2:
The number of shares to be acquired is the maximum number of shares of 107,772 to be acquired by the Tender Offeror through the Tender Offer.  Such maximum number of shares is obtained by calculating the sum of (i) the total number of issued shares as of June 30, 2012, as set forth in the 18th Term – First Quarter Securities Report filed by the Target on August 7, 2012, (i.e., 255,538) and (ii) the maximum number of shares represented by the Stock Acquisition Rights as of March 31, 2012, as set forth in the 17th Term – Annual Securities Report filed by the Target on June 21, 2012 (i.e., 904; the “Number of Shares Represented by the Stock Acquisition Rights”); and subtracting (iii) the number of shares held by the Tender Offeror as of the date hereof (i.e., 116,560) and (iv) the number of shares held by Sony Finance International that will not be tendered in the Tender Offer (i.e., 32,110).  According to the Target, there has been no change in the number of the Stock Acquisition Rights during the period from March 31, 2012 to June 30, 2012.

Note 3:	There is no plan to purchase treasury shares through the Tender Offer. There is no treasury stock which the Target holds as of the date hereof.

Note 4:	If the Stock Acquisition Rights are exercised before the end of the Tender Offer Period, the shares issued as a result of such exercise may be tendered in the Tender Offer.

5.	Ownership Percentage After Tender Offer.

Category	Number of Voting Rights
(a) Number of Voting Rights Represented by Shares to Be Acquired:	107,772
(b) Number of Voting Rights Represented by Dilutive Shares Included in (a):	904
(c) Number of Voting Rights Represented by Trust Beneficiary Securities and Depository Receipts Included in (b):	―
(d) Number of Voting Rights Represented by Shares Held by Tender Offeror (as of August 10, 2012):	116,560
(e) Number of Voting Rights Represented by Dilutive Shares Included in (d):	―
(f) Number of Voting Rights Represented by Trust Beneficiary Securities and Depository Receipts Included in (e):	―
(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012):	32,464
(h) Number of Voting Rights Represented by Dilutive Shares Included in (g):	279
(i) Number of Voting Rights Represented by Trust Beneficiary Securities and Depository Receipts Included in (h):	―

(j) Number of Voting Rights of All Shareholders of Target (as of June 30, 2012):	255,538
Percentage of Voting Rights Represented by Shares to Be Acquired to Number of Voting Rights of All Shareholders of Target ((a)/(j)) (%):	42.03%
Percentage of Ownership of Shares After Tender Offer ((a+d+g)/(j+(b-c)+(e-f)+(h-i))×100) (%):	100.00%

Note 1:	“(a) Number of Voting Rights Represented by Shares to Be Acquired” is the number of voting rights represented by the securities to be acquired in the Tender Offer (i.e., 107,772).

Note 2:
“(b) Number of Voting Rights Represented by Dilutive Shares Included in (a)” indicates the number of voting rights represented by the number of shares represented by the Stock Acquisition Rights as of March 31, 2012, as set forth in the 17th Term – Annual Securities Report filed by the Target on June 21, 2012 (i.e., 904) out of the number of voting rights represented by the securities to be acquired in the Tender Offer.

Note 3:
“(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)” indicates the aggregate number of voting rights represented by the securities held by the Special Related Parties except for those excluded from the Special Related Parties in relation to the calculation of the ownership ratio in each item of Article 27-2, Paragraph 1 of the Act in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Ordinance (the “Small Scale Owners”).  Given that the Tender Offer targets the securities held by the Special Related Parties (except for shares held by Sony Finance International (i.e., 32,110 shares) which will not be tendered in the Tender Offer), the “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)” (except for the number of the voting rights (i.e., 32, 110) represented by the shares held by Sony Finance International (i.e., 32,110)) are not added to the numerator in the calculation for the “Percentage of Ownership of Shares After Tender Offer”.

Note 4:
“(j) Number of Voting Rights of All Shareholders of Target (as of June 30, 2012)” is the total number of voting rights of all shareholders of the Target as of June 30, 2012 as set out in the 18th Term – First Quarter Securities Report filed by the Target on August 7, 2012.  Since the Tender Offer targets the Stock Acquisition Rights and the Target’s shares to be issued as a result of the exercise of the Stock Acquisition Rights, we use 256,442, which is the sum of the relevant total number of voting rights and the maximum number of voting rights in respect of the Number of Shares Represented by the Stock Acquisition Rights as of March 31, 2012, as set forth in the 17th Term – Annual Securities Report filed by the Target on June 21, 2012 (i.e., 904), as the “(j) Number of Voting Rights of All Shareholders of Target (as of June 30, 2012)” with respect to the calculation of the “Percentage of Voting Rights Represented by Shares to Be Acquired to Number of Voting Rights of All Shareholders of Target” and “Percentage of Ownership of Shares After Tender Offer”.  According to the Target, there has been no change in the number of the Stock Acquisition Rights during the period from March 31, 2012 to June 30, 2012.

Note 5:
“Percentage of Voting Rights Represented by Shares to Be Acquired to Number of Voting Rights of All Shareholders of Target” and “Percentage of Ownership of Shares After Tender Offer” are rounded to the nearest hundredth.

6.	Licenses, Etc., Concerning Acquisition of Shares.

Not applicable.

7.	Method of Tendering Shares Under Tender Offer and Cancellation Thereof.

(1)	Method of Tendering Shares.

(i)	Tender Offer Agent.

Nomura Securities Co., Ltd. (the “Tender Offer Agent”)
1-9-1, Nihonbashi, Chuo-ku, Tokyo

(ii)
Tendering securities holders will be required to fill out the Tender Offer Application Form provided by the Tender Offer Agent (“Application Form”) and submit it to the head office or any branch of the Tender Offer Agent in Japan by 15:30 on the last day of the Tender Offer Period.  Tendering securities holders may be required to produce their seal impressions and submit identification documents at the time of tendering their securities (see Note 1 below).  Tendering securities through Nomura Home Trade shall not be accepted.  With respect to tendering securities through Nomura Net & Call, please tender securities online at (https://nc.nomura.co.jp/) by 15:30 on the last day of the Tender Offer Period or complete and submit to Nomura Net & Call the Application Form, which you may obtain from the customer support center of Nomura Net & Call.  The Application Form must arrive at Nomura Net & Call by 15:30 on the last day of the Tender Offer Period.

(iii)
In order to tender the shares, it is necessary to record the shares to be tendered in the account opened with the Tender Offer Agent under the name of the tendering securities holders (hereinafter the “Account for Tendering Securities Holders”).  Therefore, if the shares are recorded in accounts opened at financial instruments firms other than the Tender Offer Agent (including where such shares are recorded in a special account with Mitsubishi UFJ Trust Banking and Corporation, the custodian of the Target’s special accounts), the tendering securities holders must complete the transfer of such shares to the Account for Tendering Securities Holders before tendering such securities in the Tender Offer.

(iv)
In the case of tendering the Stock Acquisition Rights, it is necessary to obtain approval from the Target’s Board of Directors in order to transfer such rights.  Therefore, in addition to submitting the Application Form, please take the necessary steps in accordance with a resolution of the Target’s Board of Directors, and submit the “Request for Transfer Approval of Stock Acquisition Rights” to be issued by the Target upon request by a holder of the Stock Acquisition Rights, together with the documents necessary for requesting a name change in the stock acquisition rights registry upon the completion of the Tender Offer.  In addition, please submit, as a certificate, the “Document Concerning Matters Registered in Stock Acquisitions Rights Registry” to be issued by the Target upon request by a holder of the Stock Acquisition Rights.  It is not permitted to tender the Stock Acquisition Rights through Nomura Net & Call.

(v)	It is not permitted to tender securities through any financial instruments firms or agents other than the Tender Offer Agent.

(vi)
Securities holders (including corporate securities holders) residing outside Japan (the “Foreign Securities Holders”) who do not have an open account with the Tender Offer Agent through which a transaction can be made must tender their shares through their standing agents in Japan.  Foreign Securities Holders may not tender their securities through Nomura Net & Call.

(vii)
In the case of individual securities holders residing in Japan, any balance amount between the tender amount regarding the tendered securities and the purchase cost will, in principle, be subject to separate self-assessment taxation concerning capital gains from the transfer of securities (see Note 2 below).

(viii)
Upon receiving securities tendered by tendering securities holders, the Tender Offer Agent shall deliver a receipt concerning acceptance of the tendered securities (the “Receipt”) to the tendering securities holders.  In the case of tendering securities holders who have tendered their securities through Nomura Net & Call, the Receipt will be delivered online at the site where the Application Form was submitted.

(ix)	If the Tender Offeror does not acquire any of the tendered securities, such securities that are not acquired by the Tender Offeror will be returned to the tendering securities holders.

Note 1:	Seal and Identification Documents.

    Tendering securities holders who are opening a new account with the Tender Offer Agent must submit identification documents in addition to their seal impressions.  Tendering securities holders who have already opened an account with the Tender Offer Agent may also be required to submit identification documents.  Please contact the Tender Offer Agent with respect to the details of identification and related documents.

Documents Acceptable for Identification

Individuals:

<Original issued within six months>

    * Copy of residence certificate, certificate of matters recorded in residence certificate, certificate of matters recorded in foreign resident registration ledger, copy of foreign resident registration ledger or certificate of registered seal;

<Original within the effective term >

    *current original health insurance card of any kind, driver’s license, citizen identification card (including the individual’s name, address and date of birth), welfare book of any kind, alien registration card, passport, or national pension book (issued on or before December 31, 1996).

* Identification documents must be issued within the effective term.
* Identification documents must identify the following two points:
(i) the effective term of the identification documents; and
(ii) the address, name and date of birth of the person stated in the Application Form.

    * If applying by mail to tender securities, please prepare an original or copy of the relevant identification document.  In the case of a copy, tendering securities holders may be asked to also present the original.  The Tender Offer Agent will send a Letter Concerning the Transaction to the address detailed in the identification documents to confirm the tendering securities holder’s identity.

Corporations:

* A certified copy of corporate registration or documents issued by governmental institutions.
* Matters to be identified: (i) corporate name; and (ii) address of the head office or the principal office.

    * In addition to identification documents of the corporation, corporations are required to submit identification documents of their representative or agent and the person in charge of the transaction (who is in charge of executing agreements).

Foreign Securities Holders:

    * In the case of foreigners (excluding foreigners who are residents of Japan) or corporations who have their head office or principal office outside Japan, documents issued by a foreign government or competent international organization approved by the Japanese government or other similar documents equivalent to the identification documents for residents of Japan, will be required.

A securities holder who wishes to open a new account with Nomura and tender securities through Nomura Net & Call should visit the website (https://nc.nomura.co.jp/) or contact customer support of Nomura Net & Call for obtaining an account application kit and follow the procedure therein.  Please check the required time necessary to open an account and take the necessary steps early.

Note 2:	Separate self-assessment taxation concerning capital gains from the transfer of shares (for individual shareholders).

    Individual shareholders will, in principle, be subject to separate self-assessment taxation with respect to capital gains from the transfer of shares.  Please consult with a tax accountant or other expert on taxation matters and make your own decision with respect to specific tax matters.

(2)	Method of Cancellation of Tender.

    Tendering securities holders may cancel their tender under the Tender Offer at any time during the Tender Offer Period.  Tendering securities holders who wish to cancel their tender must send by personal delivery or mail a cancellation notice stating that such tendering securities holder requests to cancel his or her tender under the Tender Offer (the “Cancellation Notice”), together with the Receipt, to the head office or branch in Japan specified below at which their tender was accepted, by 15:30 on the last day of the Tender Offer Period.  If the Cancellation Notice is sent by mail, it must arrive at the Tender Offer Agent stated below by 15:30 on the last day of the Tender Offer Period.

    The tendering securities holders that have tendered securities through Nomura Net & Call may cancel their tender online through the website of Nomura Net & Call (https://nc.nomura.co.jp) or by sending the Cancellation Notice to Nomura Net & Call.  To cancel online, please do so by 15:30 on the last day of the Tender Offer Period, following the instructions on Nomura Net & Call’s website.  To cancel by submitting a Cancellation Notice, please request a form of the Cancellation Notice from the customer support center of Nomura Net & Call and return it to Nomura Net & Call (enclose the Receipt if such Receipt is provided by the Tender Offer Agent when tendering securities).  Cancellation Notices sent to Nomura Net & Call must also arrive by 15:30 on the last day of the Tender Offer Period.

Party authorized to receive the Cancellation Notice:

Nomura Securities Co., Ltd.
1-9-1, Nihonbashi, Chuo-ku, Tokyo
(or any branch of Nomura Securities Co., Ltd. in Japan)

(3)	Method of Return of Securities.

    If tendering securities holders cancel their tender in the manner described in “(2) Method of Cancellation of Tender”, the tendered securities will be returned without delay after the completion of the cancellation procedures in accordance with the method indicated in “(4) Method of Return of Securities” in the section titled “10. Method of Settlement” below.

(4)	Name and Address of Head Office of Financial Instruments Business Operators, Banks, Etc., in Charge of Keeping Custody of, and Returning, Securities.

Nomura Securities Co., Ltd.
1-9-1, Nihonbashi, Chuo-ku, Tokyo

8.	Funds Required for Tender Offer.

(1)	Funds Required for Tender Offer.

(a) Purchase Price (JPY):	61,160,610,000
Types of Consideration Other Than Cash:	―
Total Amount of Consideration Other Than Cash:	―
(b) Purchase Commission:	JPY 150,000,000
(c) Others:	JPY 10,000,000
Total (a)+(b)+(c):	61,320,610,000

Note 1:	“(a) Purchase Price (JPY)” is an amount calculated by multiplying the number of shares to be acquired through the Tender Offer (107,772 shares) by the Tender Offer Price (567,500 yen).

Note 2:	“(b) Purchase Commission” consists of estimated commissions to be paid to the Tender Offer Agent.

Note 3:
“(c) Others” consists of the estimated amount of fees and expenses for public notice of the Tender Offer, printing of the Tender Offer Explanation Statement and other necessary documents, and any other fees and expenses.

Note 4:	In addition, there will be other expenses concerning the Tender Offer Agent and attorneys’ fees, etc., the amount of which has not been decided yet.

Note 5:	The above amounts exclude consumption tax, etc.

(2)	Deposits or Borrowings, Etc. to Be Appropriated for Funds.

(i)	Deposits One or Two Days Prior to Filing Date.

Type of deposit	Amount (thousand yen)
Current deposit	70,315,167
TOTAL (a)	70,315,167

(ii)	Borrowings Prior To Filing Date.

1.	Financial Institutions.

	Lender’s business category	Name of lender	Terms of lending agreement	Amounts (thousand yen)
1	―	―	―	―
2	―	―	―	―
TOTAL				―

2.	Others.

Lender’s business category	Name of lender	Terms of loan agreement	Amounts (thousand yen)
―	―	―	―
TOTAL			―

(iii)	Borrowings to Be Made on or After Filing Date.

1.	Financial Institutions.

	Lender’s business category	Name of lender	Terms of lending agreement	Amounts (thousand yen)
1	―	―	―	―
2	―	―	―	―
TOTAL (b)				―

2.	Others.

Lender’s business category	Name of lender	Terms of loan agreement	Amounts (thousand yen)
―	―	―	―
TOTAL (c)			―

(iv)	Other Methods of Financing.

Contents	Amounts (thousand yen)
―	―
Total (d)	―

(v)	Total of Deposits or Borrowings, Etc., to Be Appropriated for Funds.

70,315,167 thousand yen ((a)+(b)+(c)+(d))

(3)	Relationship Between Tender Offeror and Issuer of Securities to Be Used as Consideration.

Not applicable.

9.	Company Issuing Securities to Be Used as Consideration.

Not applicable.

10.	Method of Settlement.

(1)	Name and Address of Head Office of Financial Instruments Business Operators, Banks, Etc., in Charge of Settlement.

Nomura Securities Co., Ltd.
1-9-1, Nihonbashi, Chuo-ku, Tokyo

(2)	Commencement Date of Settlement.

September 27, 2012 (Thursday)

In accordance with Article 27-10, Paragraph 3 of the Act, if the Target requests an extension of the Tender Offer Period in its opinion statement, the commencement date of the settlement will be September 28, 2012 (Friday).

(3)	Method of Settlement.

    After expiration of the Tender Offer Period, Nomura Securities will promptly mail a notification concerning the purchase of shares through the Tender Offer to tendering securities holders’ addresses (or their standing proxies’ addresses in the case of Foreign Securities Holders).  The notification will be delivered electronically via the website of Nomura Net & Call (https://nc.nomura.co.jp) to tendering securities holders who have consented to electronic delivery of documents via Nomura Net & Call.

Purchases will be settled promptly in cash.  Tendering securities holders may receive the cash proceeds from the sale of tendered securities via electronic funds transfer or other remittance method that they have designated (remittance fees may apply).

(4)	Method of Return of Securities.

    If the Tender Offeror does not acquire any of the tendered securities pursuant to the terms and conditions set forth below in “(2) Conditions for Withdrawal of Tender Offer, Details Thereof and Method of Disclosure for Withdrawal” under “11. Other Conditions and Methods of Tender Offer”, the securities will be returned immediately after the settlement commencement date (or the date of withdrawal in the case of withdrawal of the Tender Offer).  The shares will be returned by reverting shareholder records to their state immediately before the shares were tendered (if any tendering shareholders want to transfer those returned shares to their account at another financial instrument dealer, please provide instructions to that effect).  The Stock Acquisition Rights will be returned to the relevant tendering holder by delivering, or mailing to the address of such holder, the documents prescribed in item (iv) of “(1) Method of Tendering Shares” under “7. Method of Tendering Shares Under Tender Offer and Cancellation Thereof” as per the relevant tendering holder’s instruction.

11.	Other Conditions and Methods of Tender Offer.

(1)	Conditions Set Forth in Article 27-13, Paragraph 4 of the Act.

The Tender Offeror has not set a maximum or a minimum number of the securities to be acquired through the Tender Offer. Therefore, the Tender Offeror will acquire all tendered securities.

(2)	Conditions for Withdrawal of Tender Offer, Details Thereof and Method of Disclosure for Withdrawal.

    The Tender Offeror may withdraw the Tender Offer if any event listed in Article 14, Paragraph1, Items 1.1 through 1.9, Items 1.12 through 1.18, Items 3.1 through 3.8 and Items 3.10, and Article 14, Paragraph 2, Items 3 through 6, of the Enforcement Order, occurs.

Under Article 14, Paragraph 1, Item 3.10, the Tender Offeror designates the following events, as events equivalent to the events set forth in Items 3.1 through 3.9:

(i) where it is found that there is a false statement regarding, or an omission of, a material matter to be stated, in the statutory disclosure documents which the Target submitted in the past; or
(ii) any of the events set forth in Article 14, Paragraph 1, Items 3.1 through 3.9 occurs in respect of the principal subsidiaries of the Target.

    If it intends to withdraw the Tender Offer, the Tender Offeror will give an electronic public notice and provide notice thereof in the Nihon Keizai Shimbun.  However, if it is difficult to give such public notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement by the method set out in Article 20 of the Cabinet Ordinance and give public notice immediately after the announcement.

(3)	Conditions of Reduction of Tender Offer Price and Method of Disclosure of Reduction.

    Under the provisions of Article 27-6, Paragraph 1, Item 1 of the Act, if the Target conducts any act set out in Article 13, Paragraph 1 of the Enforcement Order during the Tender Offer Period, the Tender Offeror may reduce the tender offer price in accordance with the standards prescribed in Article 19, Paragraph 1 of the Cabinet Ordinance.  If the Tender Offeror intends to reduce the tender offer price, the Tender Offeror will give an electronic public notice and provide notice thereof in the Nihon Keizai Shimbun.  However, if it is difficult to give such notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement by the method set out in Article 20 of the Cabinet Ordinance and give public notice immediately after the announcement.  If the tender offer price is reduced, the Tender Offeror will also purchase at the reduced tender offer price the shares tendered prior to the date of the public notice.

(4)	Matters Concerning Right of Tendering Shareholders to Cancel Tender.

    Tendering securities holders may cancel their tender in the Tender Offer at any time during the Tender Offer Period.  The method of cancellation is as described in “(2) Method of Cancellation of Tender” in the section titled “7. Method of Tendering Shares under the Tender Offer and Cancellation Thereof” above.  The Tender Offeror will not make any claim for indemnification or penalty payment against tendering securities holders, even if the tendering securities holders cancel their tender.  Further, the cost of returning the tendered securities to the tendering securities holders will be borne by the Tender Offeror.

(5)	Method of Disclosure of Change in Conditions of Tender Offer (if any).

    Unless otherwise prohibited under the provisions of Article 27-6, Paragraph 1 of the Act and Article 13 of the Enforcement Order, the Tender Offeror may change any terms and conditions concerning the acquisition.  If any changes are made to any terms and conditions concerning the acquisition, the Tender Offeror will give an electronic public notice and provide notice thereof in the Nihon Keizai Shimbun.  However, if it is difficult to give such notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement by the method set out in Article 20 of the Cabinet Ordinance and give public notice immediately after the announcement.  If the terms and conditions of the acquisition are changed, the Tender Offeror will also acquire the shares tendered on or before the date of the public notice in accordance with the changed conditions of the purchase.

(6)	Method of Disclosure of Amendment Statement.

    If it submits an amendment statement to the Director of the Kanto Local Finance Bureau (except for the cases set forth in the proviso of Article 27-8, Paragraph 11), the Tender Offeror will immediately announce the content thereof that is relevant to the content of the public notice of the commencement of the Tender Offer, in accordance with the manner set out in Article 20 of the Cabinet Ordinance.  The Tender Offeror will also amend the Tender Offer Explanation Statement immediately and distribute the amendment to the Tender Offer Explanation Statement to the tendering securities holders who have received the Tender Offer Explanation Statement.  However, if the Tender Offeror amends only small parts of the Tender Offer Explanation Statement, it may instead distribute to tendering securities holders a document stating the reason for the amendments, the matters having been amended, and the details thereof.

(7)	Method of Disclosure of Results of Tender Offer.

    The results of the Tender Offer will be made public by the method set out in Article 9-4 of the Enforcement Order and Article 30-2 of the Cabinet Ordinance on the day after the last day of the Tender Offer Period.

PART II.	INFORMATION ON THE TENDER OFFEROR

1.	In the Case Where Tender Offeror is a Corporation.

(1)	Outline of Tender Offeror.

(i)	History of Tender Offeror.

Year / Month	Overview

(ii)	Business Purpose of Tender Offeror and Content of Its Business.

(iii)	Amount of Paid-in Capital and Total Number of Issued Shares.

(iv)	Major Shareholders.
 (as of)
Name	Address	Number of shares held (1,000 shares)	Percentage of shares held to the total number of issued shares (%)
―	―	―	―
Total	―	―	―

(v)	Professional Background of, and Number of Shares Held by, Directors and Officers.
(as of)
Title	Position	Name	Date of birth	Professional background	Number of shares held (1,000 shares)
―	―	―	―	―	―

(2)	Financial Condition.

(i)	Balance Sheet.

(ii)	Profit and Loss Statement.

(iii)	Statement of Shareholders’ Equity.

(3)	Ongoing Disclosure by the Tender Offeror.

(i)	Documents Filed by Tender Offeror.

a. Annual Securities Reports and Attachments Thereto.

-	The 95th Term (from April 1, 2011 to March 31, 2012):

➢	Filed with the Director of the Kanto Local Finance Bureau on June 27, 2012

b. Quarterly Report or Semi-annual Report.

-	The First quarter of the 96th Term (from April 1, 2012 to June 30, 2012):

➢	To be filed with the Director of the Kanto Local Finance Bureau on August 10, 2012

c. Amendment Report.

-	Not applicable.

(ii)	Place Where Copy of Above Documents Is Kept for Public Inspection.

SONY CORPORATION
(7-1, Konan 1-Chome, Minato-ku, Tokyo)

Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Osaka Securities Exchange Co., Ltd.
(8-16, Kitahama 1-chome, Chuo-ku, Osaka)

2.	In the Case Where Tender Offeror Is an Entity Other Than a Corporation.

Not applicable.

3.	In the Case Where Tender Offeror Is an Individual.

Not applicable.

PART III.  SHARES HELD AND TRADED BY TENDER OFFEROR AND SPECIAL RELATED PARTIES.

1.	Breakdown of Ownership of Shares.

(1)	Total Shares Held by Tender Offeror and Special Related Parties.
(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	148,810 (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	732	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	149,542	―	―
Total Number of Shares, etc., Owned	149,542	―	―
(Total Number of Dilutive Shares, etc., Owned)	(732)	―	―

(Note) “Number of Shares, etc., Owned” above includes the voting rights represented by shares owned by the Small Scale Owners (i.e., 518 voting rights).  “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the number of such voting rights.

(2)	Shares Held by Tender Offeror.
(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	116,560 (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	―	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―

Total	116,560		―	―
Total Number of Shares, etc., Owned	116,560		―	―
(Total Number of Dilutive Shares, etc., Owned)	(―	)	―	―

(3)	Shares Held by Special Related Parties (Total Number of Shares Held by Special Related Parties).
(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	32,250 (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	732	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	32,982	―	―
Total Number of Shares, etc., Owned	32,982	―	―
(Total Number of Dilutive Shares, etc., Owned)	(732)	―	―

(Note) “Number of Shares, etc., Owned” above includes the voting rights represented by shares owned by the Small Scale Owners (i.e., 518 voting rights).  “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5 Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the number of such voting rights.

(4)	Shares Held by Special Related Parties (Breakdown by Each Special Related Party).

(i)	Party Having Special Relationship.
(as of August 10, 2012)
Name	Sony Finance International, Inc.
Address of Location	1-1-1, Minamiaoyama Minato-ku, Tokyo, Japan
Occupation or Business	Services for agency and guaranty regarding loans, and administration of calculation
Contact	1-7-1, Konan, Minato-ku, Tokyo, Japan Atsuko Murakami, General Manager, Financial Planning Department, Finance Division, Sony Corporation (03-6748-2111)
Relationship with the Tender Offeror	Company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Kenichiro Yoshida
Address of Location	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan (The address of the Target)
Occupation or Business	Representative Director of the Target
Contact	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan Akio Kukuminato, General Manager, Corporate Planning Department, So-net Entertainment Corporation (03-5745-1500)
Relationship with the Tender Offeror	Director of the company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Hiroki Totoki
Address of Location	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan (The address of the Target)
Occupation or Business	Representative Director of the Target
Contact	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan Akio Kukuminato, General Manager, Corporate Planning Department, So-net Entertainment Corporation (03-5745-1500)
Relationship with the Tender Offeror	Director of the company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Yoshihiro Aita
Address of Location	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan (The address of the Target)
Occupation or Business	Director of the Target
Contact	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan Akio Kukuminato, General Manager, Corporate Planning Department, So-net Entertainment Corporation (03-5745-1500)
Relationship with the Tender Offeror	Director of the company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Masaro Kikuchi
Address of Location	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan (The address of the Target)
Occupation or Business	Director of the Target
Contact	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan Akio Kukuminato, General Manager, Corporate Planning Department, So-net Entertainment Corporation (03-5745-1500)
Relationship with the Tender Offeror	Director of the company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Toru Mio
Address of Location	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan (The address of the Target)

Occupation or Business	Director of the Target
Contact	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan Akio Kukuminato, General Manager, Corporate Planning Department, So-net Entertainment Corporation (03-5745-1500)
Relationship with the Tender Offeror	Director of the company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Masanao Yoshimura
Address of Location	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan (The address of the Target)
Occupation or Business	Full-time statutory auditor of the Target
Contact	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan Akio Kukuminato, General Manager, Corporate Planning Department, So-net Entertainment Corporation (03-5745-1500)
Relationship with the Tender Offeror	Statutory auditor of the company having a special capital relationship with the Tender Offeror

(ii)	Number of Shares, Etc., Owned.

	Sony Finance International, Inc.	(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	32,110 (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	―	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	32,110		―
Total Number of Shares, etc., Owned	32,110	―	―
(Total Number of Dilutive Shares, etc., Owned)	(―)	―	―

Kenichiro Yoshida			(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	75 (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	279	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	354		―
Total Number of Shares, etc., Owned	354	―	―
(Total Number of Dilutive Shares, etc., Owned)	(279)	―	―

Hiroki Totoki	(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	17 (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	159	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	176		―
Total Number of Shares, etc., Owned	176	―	―
(Total Number of Dilutive Shares, etc., Owned)	(159)	―	―
(Note)                    Hiroki Totoki is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

Yoshihiro Aita	(as of August 10, 2012)
Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	12 (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	159	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	171		―
Total Number of Shares, etc., Owned	171	―	―
(Total Number of Dilutive Shares, etc., Owned)	(159)	―	―
(Note)                    Yoshihiro Aita is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

Masaro Kikuchi	(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	18 (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	135	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	153		―
Total Number of Shares, etc., Owned	153	―	―
(Total Number of Dilutive Shares, etc., Owned)	(135)	―	―
 (Note)                    Masaro Kikuchi is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

Toru Mio	(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	17 (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	―	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	17		―
Total Number of Shares, etc., Owned	17	―	―
(Total Number of Dilutive Shares, etc., Owned)	(―)	―	―
 (Note)                    Toru Mio is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

Masanao Yoshimura	(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	1 (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	―	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	1		―
Total Number of Shares, etc., Owned	1	―	―
(Total Number of Dilutive Shares, etc., Owned)	(―)	―	―
 (Note)                    Masanao Yoshimura is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

2.	Trading of Shares.

Trading During 60-day Period Preceding Filing Date.

(1)	Not applicable.

3.	Material Contracts Concerning Shares Held by Tender Offeror and Special Related Parties.

Sony Finance International, a wholly-owned subsidiary of the Company, will not tender its shares of the Target (i.e., 32,110 shares accounting for a Shareholding Percentage of 12.57%) in the Tender Offer. The Company plans to succeed to such shares by way of demerger (company split) under the Companies Act, under which Sony Finance International will become the splitting company. The company split will be implemented sometime after the expiration of the Tender Offer Period but by no later than the effective date of the Share Exchange. The consideration for the company split has not been decided at the moment; however, the value of such consideration will not exceed the Tender Offer Price.

4.	Contracts Pertaining to Purchase of Shares Subsequent to Filing Date.

Not applicable.

PART IV. TRANSACTIONS BETWEEN THE TENDER OFFEROR AND THE TARGET.

1.     Transactions Between Tender Offeror and Target or Its Officers; Details Thereof.

An overview of and the amount of the transactions between the Tender Offeror and the Target for the three most recent fiscal years are as follows:
(JPY in millions)
Overview of Transaction	FY2009 From April 1, 2009 to March 31, 2010	FY2010 From April 1, 2010 to March 31, 2011	FY2011 From April 1, 2011 to March 31, 2012
Receipt of server housing service and royalties from the Target with respect to patent license agreement, etc.	53	46	32

The Target entered into a comprehensive cross license agreement with the Tender Offeror regarding patent rights, dated October 1, 2005, in order to utilize a wide variety of patent properties held by the Tender Offeror and to minimize the possibility of being sued for patent infringement by other companies. The Tender Offeror and the Target may utilize the intellectual property held by the other party and its subsidiaries under the cross license agreement regarding patent rights.

There are no material transactions between the Tender Offeror and the directors and the statutory auditors of the Target.

2.     Agreements Between Tender Offeror and Target or Its Officers; Terms Thereof.

 (1)     Target’s Opinion Supporting Tender Offer.

According to the Target’s Announcement, the Target concluded, taking into account the following factors, that the Tender Offer will provide its shareholders with a reasonable opportunity to sell their shares. First, it is likely that the Target’s corporate value will be enhanced if the Company makes the Target its wholly-owned subsidiary through the Transaction. Second, the Target is unable to determine that the Tender Offer Price is unfair. In fact, the Tender Offer Price represents a premium over the recent price of the Target’s shares that is comparable to premiums in past tender offers in which a tender offeror aimed to acquire all of a target’s shares. Moreover, the Tender Offer Price exceeds the highest closing price during the period from the date when the Target listed its shares on the Tokyo Stock Exchange to date. Given such fact, the Tender Offer Price is considered to exceed the acquisition price for the Target’s shares paid by most of the Target’s shareholders. According to the Target’s Announcement, with respect to the Stock Acquisition Rights, these rights were allotted to directors and employees of the Target and its subsidiaries as part of an incentive plan; therefore, the Company may not be able to exercise the Stock Acquisition Rights. The Target neither obtained a valuation from a third-party valuation institution concerning, nor reviewed the fairness of, the tender offer price for the Stock Acquisition Rights; and it decided to leave it to the holders of the Stock Acquisition Rights to determine whether or not to tender their Stock Acquisition Rights in the Tender Offer. For these reasons, the Target resolved at its meeting of the board of directors on August 9, 2012 (i) to state an opinion supporting the Tender Offer and recommend that the Target’s shareholders tender their shares in the Tender Offer and (ii) to remain neutral as to whether or not holders of the Stock Acquisition Rights should tender their Stock Acquisition Rights in the Tender Offer.

 (2)     Decision-making Process Concerning Tender Offer and Management Policies Subsequent to Tender Offer.

The Company’s group is engaged in the following business segments: Imaging Products and Solutions, Game, Mobile Products and Communications, Home Entertainment and Sound, Devices, Pictures, Music, Financial Services and All Other. The Imaging Products and Solutions business includes digital imaging products (main products: compact digital cameras, video cameras and interchangeable single lens cameras) and professional solutions (main products: broadcast- and professional-use products). The Game business mainly engages in development, production and marketing of game hardware and game software. The Mobile Products and Communications business includes mobile communications (main products: mobile phones) and personal and mobile products (main products: personal computers). The Home Entertainment and Sound business includes televisions (main products: LCD televisions), and audio and video (main products: home audio, Blu-ray disc players and recorders, and memory-based portable audio devices). The Devices business includes semiconductors (main products: image sensors) and components (main products: batteries, recording media and data recording systems). The Pictures business is engaged in the development, production and acquisition, manufacture, marketing, distribution and broadcasting of image-based software, including motion pictures, videos, and television products. The Music business is engaged in the development, production, manufacture and marketing of music software, and the production and marketing of animation. The Financial Services business primarily is engaged in the individual life insurance and non-life insurance businesses, a credit financing business and a banking business. The All Other business is primarily engaged in Blu-ray Disc, DVD and CD disc manufacturing, network services and advertising agency services.

The most pressing issue that the Company faces is managing the turnaround of its electronics businesses. Under the new management team established on April 1, 2012, the Company developed a plan to revitalize and grow its electronics businesses in order to place those businesses on a stable business footing that contributes to the Company’s profits, as with the Picture, Music, and Financial Services businesses.

One of the key measures in this plan is to strengthen the core areas of the Company’s electronics businesses. Namely, the Company is positioning digital imaging, games and mobile as the three core areas of its electronics businesses and plans to concentrate investment and technology development resources in these areas.

Another key measure is to review the Company’s business portfolio with the goal of further enhancing operational efficiencies of the Company. The Company is accelerating its ongoing process of business selection and focus and is concentrating its investments in core areas and new business areas, including through M&A. As the Company moves to strengthen its core areas and allocate resources to growth areas, it plans to realign the business portfolios and restructure its headquarters, subsidiaries and sales company organizations as appropriate, in order to further enhance operational efficiencies.

The Target’s group provides an Internet connection service, which is its main business, under the brand name of “So-net,” as well as a variety of web content, such as portal sites for members, and online games available via personal computers and mobile phones. The Target is also engaged in other businesses, such as providing solutions in respect of Internet advertising, offering solution services targeting corporate customers concerning networking, housing, billing and authentication, and supporting marketing in the Internet-based medical and healthcare segment. The Target shares the vision and concepts of the Company’s group. In the Target’s network business, the Target is positioning its “Hikari (FTTH)” connection service as the core of such business and will aim to establish a strong position in the relevant market. The Target’s “Solution Service” is a business domain (i.e., value chain) that takes advantage of the network connection service. In the media and entertainment business, the Target is considering developing the area of “Online Games” as one of its core businesses and will accelerate the growth of such area by focusing on expansion of the business opportunities. In addition, the Target’s “Advertising” business is a business domain (i.e., value chain) that will utilize its assets in the network connection and game businesses.

Since the incorporation of the Target in 1995 as a member of the Company’s group, the Company and the Target have deepened various collaborations, such as their collaboration on certain services of the Company, including those in respect of electronics products and content, and certain services and platforms of the Target, including the connection and portal services and the billing and settlement platform. In view of the speed of change in the business environment of the Internet industry, the Company had believed that, in terms of group management by the Company, it would be preferable that the Target further enhance its independence and improve its corporate value under its own management structure and growth strategies. In that regard, the Target publicly listed its common shares on the Mothers section of the Tokyo Stock Exchange in December 2005 and subsequently listed its shares on the first section of the Tokyo Stock Exchange in January 2008. However, the business environment surrounding the Company’s group has changed dramatically and rapidly. The economies of developed countries suffered a major setback during 2011 due to various events, such as the Great East Japan Earthquake, the floods in Thailand, and the disruptions of the euro zone financial markets. While there were some signs of recovery in the U.S. and Japan, the economic recovery in general remains uncertain, mainly due to the continuing euro zone crisis. It will be difficult to compete globally in the future unless the Company accelerates implementation of its business strategies and makes every effort to fully capitalize on its comprehensive businesses.

Under such circumstances as noted, the Company is seeking to strengthen its core areas and allocate resources to growth areas under the new management team. In this regard, network services have become essential to the Company in leveraging its strengths with respect to the hardware and content owned by the Company. SNEI based in the United States is positioned as the focal point of the Company’s network business. In order to enhance SNEI’s offerings, the Company must continue to develop and expand media entertainment content that is attractive to customers, integrate SNEI’s service with a range of the Company’s hardware, and proactively utilize its content assets, such as pictures, music and games. This is especially true for the mobile products business, which is one of the core areas for the Company. The Company and the Target, as a member of the Company’s group, have moved forward with various collaborations, including the Company’s installation of the Target’s service in the Company’s hardware. However, it is increasingly important to strengthen such collaborations and develop new businesses more quickly. Currently, the capital relationships of the Company, the Target, and M3, the Target’s main subsidiary, are that of parent, its subsidiary, and its indirectly-owned subsidiary, and each is a listed company. The Company believes that, if the Target delists its shares and becomes a wholly-owned subsidiary of the Company, such simplification of the capital relationships will benefit the Company in its effort to strengthen its core areas and allocate resources to growth areas, which will ultimately lead to realizing more value.

Accordingly, subsequent to an initial proposal by the Company to the Target, the Company and the Target have, since March 2, 2012, considered, and consulted with each other on, various measures with the aim of enhancing the corporate value of both companies. The Company and the Target have reached the conclusion that it is advisable for both companies to make the Target a wholly-owned subsidiary of the Company through the Transaction, which they believe will enhance group synergy, with a view to enhancing the corporate value of each of the Company’s group and the Target.

The Company will pursue the following synergies by making the Target its wholly-owned subsidiary and further strengthening cooperation between both companies:

(a)
The Company’s group will broadly utilize the Target’s resources (such as its capability of establishing communication services and developing clientele, and know-how for operating services), and infrastructure, including the data centers that are the backbone of the Target. Such utilization will improve various network services within the Company’s group and help to advance the pursuit of cloud services and interactive entertainment experiences in Japan and Asia.

(b)
The Company’s group will accelerate the creation and growth of its new network services by taking advantage of the know-how, possessed by the Target’s subsidiaries, which is necessary for the creation of new Internet businesses.

(c)
From the initial stage of development of products and services, the Company and the Target will cooperate in the areas of mobile devices and networking equipment developed by the Company. Such cooperation will enable both companies to tailor products and services to the diversifying needs of customers, which will lead to expanded business opportunities.

(d)
The Target will develop its ability to attract new customers by leveraging the Company’s sales network and user base. The Company and the Target will provide unique solutions to customers by integrating the Company’s products with the network services of the Target.

(e)
The Target will be in a position to differentiate itself from its competitors by offering services based on its advanced network technology, such as LTE, and integrating such services with the most advanced network products to be developed by the Company in the future.

(f)	The Company’s group will broadly utilize the resources of the Target, such as its core network services and cloud services, which will contribute to cost reduction within the whole Company group.

(g)
With respect to M3, which engages in the Target group’s marketing support business in the area of medical health care, the Company and the Target, as members of the Company’s group, will actively consider the possibility of collaborating with M3 in several areas, including cloud services targeting medical institutions, medical portal services targeting consumers, and joint development of health-conscious consumer electronics, while simultaneously respecting the initiative and neutrality of M3’s management.

For the purpose of realizing these goals, after making the Target its wholly-owned subsidiary, the Company plans to maintain the independence of the Target’s management for a period of time while simultaneously positioning the Target as one of the core components of the network services business of the Company’s group in Japan and Asia. The Company will further consider how to propel an expansion of the Company’s network service platform to Asia outside Japan as well as within Japan.

It is reasonable to assume that, after it makes the Target its wholly-owned subsidiary, the Company will review the business portfolio of the Target taking into consideration the overall strategies of the Company; however, there is no specific plan to make any changes in such portfolio at this moment. The Company intends that, even after making the Target its wholly-owned subsidiary, the Target’s business will for the time being continue to be operated as in the past under the current management members and employees of the Target.

With respect to the transaction structure, the Company initially proposed making the Target its wholly-owned subsidiary by a share exchange, the consideration for which would have been the Company’s common shares. Thereafter, considering the recent environment concerning the respective business and management of the Company and the Target, the Company determined that it was preferable to obtain broader support from the Target’s shareholders by way of providing such shareholders with more options concerning the type of consideration for the Transaction. As such, it was reasonable to provide the Target’s shareholders with an opportunity to choose between cash and the Company’s shares. Hence, the Company made a proposal to the Target to implement a tender offer in advance of the share exchange, and both companies agreed to adopt such structure.

 (3)     Measures to Ensure Fairness of Tender Offer Including Those to Ensure Fairness of Tender Offer Price and to Avoid Conflicts of Interest.

Taking into consideration the fact that the Target is currently the Company’s consolidated subsidiary, the Company and the Target took the following measures to help ensure the fairness of the Tender Offer, including measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest.

(i)    Procurement of Valuation Report from Independent Third-Party Valuation Institution

For the purpose of ensuring the fairness of the Tender Offer Price, the Company considered, in determining the Tender Offer Price, the Valuation Report submitted by its financial advisor, JPMorgan, dated August 8, 2012. JPMorgan is a financial advisor in the capacity of a third-party valuation institution independent from both the Company and the Target. The reference date of the valuation in the Valuation Report was August 6, 2012. JPMorgan is not a related party of the Company and does not have a material interest in respect of the Tender Offer.

The valuation methods used by JPMorgan in the Valuation Report were the average market price analysis, the comparable company analysis, and the DCF Analysis. Taking into account the fact that the Target holds shares of M3 and shares of the DeNA Shares, which account for relatively large part of the entire value of the Target, the range of values of the Target’s stock per share calculated using each of these methods indicated in the Valuation Report is set forth below.

(a)	Average Market Price Analysis: 305,225 yen to 327,000 yen

Under the average market price analysis method, with the reference date of August 6, 2012, the Target’s stock per share was valued to be in the range of 305,225 yen to 327,000 yen, on the basis of the closing price on the reference date (i.e., 327,000 yen), and on the basis of the respective average closing prices for the most recent one-month (i.e., 325,350 yen), three-month (i.e., 305,225 yen) and six-month periods (i.e., 308,764 yen), in respect of the Target’s stock traded on the first section of the Tokyo Stock Exchange.

(b)	Comparable Company Analysis: 424,008 yen to 597,363 yen

Under the comparable company analysis method, the Subject Value of Businesses was valued through comparisons with stock market prices and financial indicators showing profitability, among other things, of selected listed companies whose businesses were considered to be relatively similar to the Subject Businesses. The values of M3 and the DeNA Shares were valued based on the stock price of each company. By combining the Subject Value of Businesses, and the values of M3’s business and the DeNA Shares, indicated by these analyses, the Target’s stock per share was valued to be in the range of 424,008 yen to 597,363 yen under this method.

(c)	DCF Analysis: 533,308 yen to 635,147 yen

Under the DCF Analysis method, the Subject Value of Businesses was valued by discounting the relevant respective projected future free cash flow in respect of the Subject Businesses to the present value with a specific discount rate reflecting respective capital costs and other factors. The relevant future free cash flows were projected based on various factors, including the earnings projections and investment plans prescribed in the business plans of the Target concerning the fiscal year ending March 2013 and the subsequent fiscal years, the information obtained from interviews with the Target’s management, and other public information. The values of M3 and the DeNA Shares were valued based on the stock price of each company. By combining the Subject Value of Businesses, and the values of M3’s businesses and the DeNA Shares, the Target’s stock per share was valued to be in the range of 533,308 yen to 635,147 yen under this method.

The Company calculated the proposed tender offer price concerning the Target’s shares to be 567,500 yen, in consideration of the nature of, and the results under, each valuation method as described in the Valuation Report, as well as results of due diligence in respect of the Target, the possibility of obtaining an opinion supporting the Tender Offer from the Target’s board of directors, market trends of the Target’s stock price, and an estimated number of shares to be tendered in the Tender Offer; and based on consultations and negotiations with the Target.

The Company obtained a fairness opinion from JPMorgan, in which JPMorgan opined that the proposed tender offer price of 567,500 yen, calculated under the foregoing process, is fair to the Company under certain assumptions from a financial point of view. Ultimately, the Company decided upon the resolution of the board of directors on August 9, 2012 that the Tender Offer Price should be 567,500 yen.

The Tender Offer Price of 567,500 yen per share represents a premium of (i) 71.5% (rounded to the nearest tenth; the same shall apply to the following percentages in this paragraph) over the closing price of the Target’s common shares in ordinary trading on the first section of the Tokyo Stock Exchange on August 8, 2012, the day immediately preceding the announcement concerning the commencement of the Tender Offer (i.e., 331,000 yen), (ii) 74.2% over the simple average closing price of 325,864 yen (rounded down to a whole number; the same shall apply to the following prices in this paragraph) in ordinary trading during the previous one-month period (from July 9, 2012 to August 8, 2012), (iii) 85.6% over the simple average closing price of 305,786 yen in ordinary trading during the previous three-month period (from May 9, 2012 to August 8, 2012), and (iv) 83.7% over the simple average closing price of 308,972 yen in ordinary trading during the previous six-month period (from February 9, 2012 to August 8, 2012). The Tender Offer Price of 567,500 yen per share represents a premium of 70.9% over the closing price of the Target’s common shares in ordinary trading on the first section of the Tokyo Stock Exchange on August 9, 2012, the day immediately preceding the filing date of the statement (i.e., 332,000 yen).

The Stock Acquisition Rights, which are subject to the Tender Offer, were issued as stock options to persons including directors and employees of the Target; some of the conditions for the exercise of these rights are related to being, or having been, in certain positions such as a director or employee of the Target. In addition, it is necessary to obtain approval from the Target’s board of directors in order for holders of the Stock Acquisition Rights to transfer their rights, including selling the rights through the Tender Offer. As a result of the requirements and restrictions in place concerning the transfer of the Stock Acquisition Rights, it is considered that the Company will not be able to acquire through the Tender Offer, or exercise, such Stock Acquisition Rights. Given that, the Company determined that the tender offer price for the Stock Acquisition Rights should be 1 yen per right.

(Note) The Company requested JPMorgan to provide the Valuation Report and the fairness opinion. Together with the report and the opinion, the Company obtained from JPMorgan a supplemental explanation about disclosure and disclaimers regarding the descriptions in item (i) in the foregoing, the details of which are as follows:
In preparing and submitting the Opinion, and in evaluating the stock value underlying the Opinion, JPMorgan has relied upon and assumed the accuracy and completeness of all information that was furnished by the Tender Offeror or the Target, or otherwise reviewed by JPMorgan, and JPMorgan has not independently verified any such information or its accuracy and completeness. Furthermore, in preparing the Opinion, JPMorgan has assumed that there are no facts that have not been disclosed to JPMorgan that may materially affect the valuation of the Target’s stock.

JPMorgan has not independently conducted or been provided with any valuation or appraisal of any assets or liabilities (including off-balance-sheet assets and liabilities and other contingent liabilities) of the Target and its affiliates, including analysis and valuation of individual assets and liabilities. In addition, JPMorgan has not conducted any valuation of the Target’s creditworthiness under any applicable laws relating to bankruptcy, insolvency or other similar matters.

In relying on financial analyses and forecasts provided by the managements of the Tender Offeror and the Target or calculated thereunder, JPMorgan has assumed that such analyses and forecasts have been reasonably prepared based on the best forecasts and judgments of both companies’ managements as of the preparation date of the Opinion as to the expected future results of operations and respective financial conditions of the Tender Offeror and the Target to which such analyses or forecasts relate. JPMorgan expresses no view as to such analyses or forecasts or the assumptions on which they were based.

The Opinion is necessarily based on information made available to JPMorgan as of the preparation date thereof and the economic, financial, market and other conditions as of the same date. It should be understood that subsequent events may affect any opinion or valuation results stated in the Opinion, and that, in such case, JPMorgan does not have any obligation to revise, update or supplement the contents of the Opinion. The Opinion is limited to the fairness, from a financial point of view, of the proposed Tender Offer Price to the Tender Offeror, and the Opinion expresses no opinion as to the fairness of the Tender Offer to the holders of any class of securities, creditors or other constituents of the Tender Offeror. Furthermore, the Opinion expresses no opinion with respect to the appropriateness of any transaction conducted by the Tender Offeror, including the Tender Offer. The Opinion is furnished by JPMorgan to the Board of Directors of the Tender Offeror solely for the purpose of providing information for it to evaluate the Target’s stock value in the Tender Offer and may not be used or relied upon by others. The Opinion does not constitute a recommendation to any shareholder holding the Target’s common shares as to how such shareholder should vote with respect to the Tender Offer. JPMorgan expresses no opinion as to the price at which the Target’s common shares will be traded in the future after the preparation date of the Opinion. Unless expressly intended, the contents of the Opinion do not consider the effect of possible future transactions or transactions in which a change in control arises or may arise. JPMorgan is not a legal, tax or accounting expert, and has received and relied on advice from outside advisors of the Tender Offeror with regard to those matters.

JPMorgan has acted as financial advisor to the Tender Offeror with respect to the Tender Offer and has received compensation from the Tender Offeror for its services. In addition, the Tender Offeror has agreed to indemnify JPMorgan for certain liabilities arising out of the services conducted by JPMorgan on behalf of the Tender Offeror. JPMorgan and its affiliates have been occasionally providing the Tender Offeror with investment banking services to the present, and received compensation for such services.

In the ordinary course of their businesses, JPMorgan and its affiliates may trade the securities, such as the shares or debentures of the Tender Offeror or the Target, for their own account or for the accounts of customers, and, accordingly, JPMorgan and its affiliates may at any time hold long or short positions in such securities.

 (ii)      Establishment of Third-Party Committee at Target.

According to the Target’s Announcement, for the purpose of ensuring the fairness, transparency, and objectivity of the process of decision-making by the Target, as well as eliminating arbitrariness in such decision-making, on June 20, 2012, the Target resolved at its meeting of the board of directors to establish a third-party committee consisting of the following independent members and to consult with the third-party committee on the following matters:

•	Committee Members
	•	Chairman: Toru Mio (Outside director of the Target)
	Current offices:	Chief Executive Officer, Mio & Company Inc.
Representative Director and Managing Partner, Oct Advisors Inc.
	•	Member: Yutaka Hori (Expert)
	Current offices:	Vice President and Director, National University Corporation Chiba University
Member, Public Interest Corporation Commission, Cabinet Office
Visiting Professor, Chiba University Law School
	•	Member: Nobumichi Hattori (Expert)
	Current offices:	Visiting Professor, Graduate School of Finance, Accounting and Law, Waseda University

•	Member: Yasukazu Aiuchi (Outside and independent statutory auditor)
Current offices:	Deutsche Bank Representative in Japan and Tokyo Branch Manager

•	Consultation Matters
(i) consider and recommend whether or not the Target’s board of directors should state an opinion supporting the Tender Offer, and
(ii) consider and advise whether or not a decision of the board of directors in favor of the Tender Offer would be disadvantageous to the Target’s minority shareholders.

The third-party committee has held five meetings in total since June 26, 2012 through August 8, 2012, and the members consulted with each other on, and reviewed, the consultation matters. Specifically, the third-party committee obtained relevant materials, including the Target’s business plans and the valuation report, and received explanations concerning the details of the Company’s proposal, from the Target, from MUMSS, and from its legal advisor, MH&M. In addition, the third-party committee asked questions to, and received answers from, the Target and these advisors. After such consultations and reviews, the third-party committee submitted a report to the Target setting forth the following opinions on August 9, 2012:

(i) It would be appropriate for the Target’s board of directors to resolve at a meeting of its board of directors to state an opinion supporting the Tender Offer and recommend the tendering of shares in the Tender Offer.

(ii) The board’s decision in favor of the Tender Offer would not be disadvantageous to the Target’s minority shareholders.

According to the report, the main factors, which the third-party committee took into consideration when it provided the opinions in the foregoing, are as follows:

(a)
The Tender Offer Price represents a premium over the recent price of the Target’s shares that is comparable to premiums in past tender offers in which a tender offeror aimed at acquiring all of a target’s shares. Moreover, the Tender Offer Price exceeds the highest closing price during the period from the date when the Target listed its shares on the Tokyo Stock Exchange to date.

(b)
The Company and the Target have made arm’s-length consultations and negotiations several times, and the terms and conditions of the Tender Offer, including the Tender Offer Price, were decided based on such negotiations.

(c)
The Tender Offer Price is below the range of the value of the Target’s shares under the DCF Analysis method calculated by the Target’s financial advisor, MUMSS. At the same time, however, such price is within the range of the value of the Target’s shares under the comparable company analysis method and over the range under the average market price analysis method. Therefore, the fairness of the Tender Offer Price is considered to be ensured.

(d)
The Target has given due consideration to the interests of its minority shareholders in the following respects: the structure of implementing the cash tender offer in advance of the share exchange, the consideration for which is the Company’s shares, has been adopted over the course of the negotiations between the Company and the Target, from the viewpoint of providing the Target’s shareholders with an opportunity to choose between cash and the Company’s shares; the Target has taken procedures necessary for ensuring fairness in the review of, and the decision-making concerning, the Tender Offer; and the period of the Tender Offer has been set relatively long.

No member of the third-party committee has any interest in relation to the Company. Therefore, the Target judges that these members have no conflict of interest with the minority shareholders of the Target.

 (iii)     Procurement of Valuation Report by Target.

For the purpose of ensuring fairness in the valuation of the Tender Offer Price, the Target requested MUMSS to evaluate the Target shares and prepare a valuation report. MUMSS provided the valuation report dated August 9, 2012 to the Target. MUMSS acted in the capacity of a third-party valuation institution independent from the Target and the Company. The results of the valuation of the Target shares by MUMSS are set forth below.

The range of the value of the Target’s common stock per share that MUMSS calculated under the average market price analysis method, the comparable company analysis method and the DCF analysis method is set forth below.

- 305,786 yen to 331,000 yen under the average market price analysis method;
- 551,433 yen to 731,971 yen under the comparable company analysis method; and
- 702,484 yen to 1,030,956 yen under the DCF Analysis method.

Under the average market price analysis method, with a reference date of August 8, 2012, the Target’s common stock per share was valued to be in the range of 305,786 yen to 331,000 yen, on the basis of (i) the closing price on the reference date (331,000 yen), and the respective average closing prices for (ii) the most recent one-month period (325,864 yen), and (iii) the most recent three-month period (305,786 yen), in each case in respect of the Target’s common shares traded on the first section of the Tokyo Stock Exchange.

Under the comparable company analysis method, the Target shares were evaluated by comparing stock market prices and financial indicators showing profitability, among other things, concerning those listed companies engaged in businesses relatively similar to the Target’s businesses to such factors as they pertain to the Target. The Target’s common stock per share was valued to be in the range of 551,433 yen to 731,971 yen under this method.

Under the DCF Analysis, the corporate value and the share value of the Target were evaluated by discounting the projected future free cash flow of the Target to the present value with a specific discount rate. MUMSS projected the relevant future free cash flow based on the forecast of the Target’s future profit from the fiscal year ending March 2013 and the subsequent fiscal years, taking into consideration the Target’s business plans, the information obtained from interviews with the Target’s management, the most recent trend in the business results, and other public information. The Target’s common stock per share was valued to be in the range of 702,484 yen to 1,030,956 yen under this method. According to the Target, it does not expect any substantial increase or decrease in profits. In respect of the value of M3’s shares, which account for part of the value of the Target’s shares, the valuation under the foregoing method by MUMSS did not take into account potential tax effects. However, as supplemental information for the Target’s directors, using the DCF Analysis and taking into consideration such tax effects, MUMSS valued the Target’s shares per share to be in the range of 537,780 yen to 753,253 yen.

(Note) Mitsubishi UFJ Morgan Stanley Securities, which prepared and provided Target’s Value Appraisal at Target’s request, provided the supplemental explanations on matters relating to disclosure and disclaimers in relation to the above. Please see below for further details.

In delivering Target’s Value Appraisal to the Board of Directors of Target and analyzing the above ranges of the share price of Target share as the basis thereof, Mitsubishi UFJ Morgan Stanley Securities relied on the information provided by and discussed with Target, other relevant information reviewed by Mitsubishi UFJ Morgan Stanley Securities or reviewed for the benefit of Mitsubishi UFJ Morgan Stanley Securities, and publicly available information.  Mitsubishi UFJ Morgan Stanley Securities assumed that all such information was accurate and complete and that no information was undisclosed to Mitsubishi UFJ Morgan Stanley Securities which may have a material adverse effect on the analyses of the ranges of the share price, and therefore Mitsubishi UFJ Morgan Stanley Securities did not independently verify the accuracy or completeness of such information (in addition, Mitsubishi UFJ Morgan Stanley Securities is not responsible for independent verification or obliged to verify independently).

Mitsubishi UFJ Morgan Stanley Securities has not independently valued or appraised, nor has Mitsubishi UFJ Morgan Stanley Securities received any valuations or appraisals from third party institutions on, assets or liabilities (including off-balance sheet assets and liabilities, and other contingent liabilities) of Target or its affiliated companies.  In addition, Mitsubishi UFJ Morgan Stanley Securities assumed that the information relating to business, operations, financial condition, financial forecasts and anticipated synergies has been reasonably prepared by management of Target based on its best estimates and judgments available at the time.  Mitsubishi UFJ Morgan Stanley Securities expresses no opinion with respect to the estimates and judgments (including synergy analysis) or the assumptions for the estimates and judgments.

The Company’s Value Appraisal and the analyses of Mitsubishi UFJ Morgan Stanley Securities are only for the information of the Board of Directors of Target and for the purpose of considering the Tender Offer, and may not be relied upon or used by any other party and for any other purpose.  Mitsubishi UFJ Morgan Stanley Securities expresses no opinion with respect to the fairness of the Tender Offer and expresses no opinion or recommendation as to whether the shareholders of Target should tender their shares in connection with the Tender Offer.

The Company’s Value Appraisal and the analyses of Mitsubishi UFJ Morgan Stanley Securities are based on financial, economic, foreign currency, market and other conditions as in effect on, and the information made available to Mitsubishi UFJ Morgan Stanley Securities as of, the day before the date of Target’s Value Appraisal.  Events occurring after such date may have an effect on the analyses, and the impacts of certain conditions existing as of such date on the analyses are difficult to measure.  Notwithstanding the foregoing, Mitsubishi UFJ Morgan Stanley Securities is not obliged to renew, revise or reconfirm its analyses.

With respect to the Tender Offer, Mitsubishi UFJ Morgan Stanley Securities will receive fees for its services from Target, a significant portion of which is contingent upon the closing of the Tender Offer.

(iv)	Advice to the Target from Law Firm.

The Target retained MH&M as a legal advisor independent from the Target and the Company and has obtained from MH&M advice in relation to the appropriateness of the tender offer process and the fairness of the methods and procedures concerning the decision-making with respect to the Tender Offer by the board.  Based on such advice, the Target carefully considered the terms and conditions of the Transaction, such as the conditions acceptable to the Target of the Transaction as proposed by the Company, the detailed terms and the process of the Tender Offer, and the timing of the Transaction.

(v)	Unanimous Approval by the Directors and No Objection from the Statutory Auditors.

The Target carefully discussed and reviewed the terms and conditions of the Tender Offer taking into consideration various factors, including the explanation of the Transaction from the Company, the valuation report of MUMSS, legal advice from MH&M, and the opinion of the third-party committee.

Consequently, the Target concluded, taking into account the following factors, that the Tender Offer will provide its shareholders with a reasonable opportunity to sell their shares.  First, it is likely that the Target’s corporate value will be enhanced if the Company makes the Target its wholly-owned subsidiary through the Transaction.  Second, the Target is unable to determine that the Tender Offer Price is unfair.  In fact, the Tender Offer Price represents a premium over the recent price of the Target’s shares that is comparable to premiums in past tender offers in which a tender offeror aimed to acquire all of the target’s shares.  Moreover, the Tender Offer Price exceeds the highest closing price during the period from the date when the Target listed its shares on the Tokyo Stock Exchange to date.  Given such fact, the Tender Offer Price is considered to exceed the acquisition price for the Target’s shares paid by most of the Target’s shareholders.  With respect to the Stock Acquisition Rights, these rights were allotted to directors and employees of the Target and its subsidiaries as part of an incentive plan; therefore, the Company may not be able to exercise the Stock Acquisition Rights.  The Target neither obtained a valuation from a third-party valuation institution concerning, nor reviewed the fairness of, the tender offer price for the Stock Acquisition Rights; and it decided to leave it to the holders of the Stock Acquisition Rights to determine whether or not to tender their Stock Acquisition Rights in the Tender Offer.  For these reasons, the board of directors of the Target, with the unanimous approval of the five directors in attendance at the meeting on August 9, 2012 (exclusive of Mr. Hiroshi Kurihara and Ms. Miyuki Ishiguro who were absent), resolved to state an opinion supporting the Tender Offer, and to recommend that the Target’s shareholders tender their shares in the Tender Offer.  The Target further resolved to remain neutral as to whether or not holders of the Stock Acquisition Rights should tender their Stock Acquisition Rights in the Tender Offer.

Two of the three statutory auditors of the Target (Mr. Fumio Kado did not participate in discussions at the meeting, as described below) stated that they did not have any objection to such resolution of the Target’s board of directors.

With a view to ensuring the fairness and neutrality of the Target’s decision-making, and to avoid the potential for any conflict of interest, from March 2, 2012 (the date on which the Company proposed the possibility of making the Target its wholly-owned subsidiary), out of seven directors, Mr. Hiroshi Kurihara, who is an employee of the Company, and Ms. Miyuki Ishiguro, who is a lawyer from Nagashima Ohno & Tsunematsu, which is a legal advisor retained by the Company regarding the Transaction, did not participate in discussions or resolutions at the meetings of the Target’s board of directors, and such individuals have not been involved in consultations or negotiations with the Company on behalf of the Target.  In addition, with a view to ensuring the fairness and neutrality of the Target’s decision-making, and to avoid the potential for any conflict of interest, out of three statutory auditors, Mr. Fumio Kado, who is an employee of the Company, did not participate in discussions at the meetings of the Target’s board of directors concerning the opinion regarding the Tender Offer, and he refrained from stating his opinion concerning the resolution at such meetings.

(vi)	Potential Opportunity for Counter Proposal.

The Company and the Target have not made any agreement that, if a person makes a counter offer to the Target, the Target must refrain from communications or other contacts with such person.

The Company has set the Tender Offer Period at 29 business days, which is longer than the statutory minimum tender offer period of 20 business days.

PART V.  INFORMATION ON THE TARGET.

1.	Profits and Losses, Etc., for Past Three Years.

(1)	Profits and Losses.

Fiscal year	―	―	―
Net sales	―	―	―
Cost of sales	―	―	―
Sales, general and administrative expenses	―	―	―
Non-operating profit	―	―	―
Non-operating expenses	―	―	―
Net profit (loss)	―	―	―

(2)	Profits and Losses per Share.

Fiscal year	―	―	―
Net profit or loss per share (JPY)	―	―	―
Dividend per Share (JPY)	―	―	―
Net asset per Share (JPY)	―	―	―

2.	Share Price.

Name of financial instruments exchange or authorized financial instruments firms association	First Section of the Tokyo Stock Exchange
Month	Feb 2012	Mar	Apr	May	Jun	Jul	Aug
Maximum Share price (JPY)	325,000	318,500	344,000	338,000	318,000	342,000	336,000
Minimum Share price (JPY)	291,000	277,800	301,500	273,200	260,000	310,500	320,000

Note:	Maximum and minimum share prices represent the maximum and minimum share prices on and before August 9, 2012.

3.	Shareholders.

(1)	Status by Type of Shareholder.

(as of)
Status of Shares (1 unit = Shares)
Description	National and local governments	Financial institutions	Financial instruments firms	Other entities	Foreign entities, etc.	Foreign entities, etc. (individual)	Individual and others	Total	Status of Shares less than 1 unit (shares)
Number of Shareholders	―	―	―	―	―	―	―	―	―
Number of Shares owned (units)	―	―	―	―	―	―	―	―	―
Number of shares owned (%)	―	―	―	―	―	―	―	―	―

(2)	Number of Shares Held by Major Shareholders and Officers.

(i)	Major Shareholders.

(as of)
Name	Address	Number of Shares held (shares)	Percentage of total issued Shares
―	―	―	―
―	―	―	―
―	―	―	―
―	―	―	―
Total	―	―	―

(ii)	Officers.

(as of)
Name	Title	Position	Number of Shares held (shares)	Percentage of total issued Shares
―	―	―	―	―
―	―	―	―	―
―	―	―	―	―
―	―	―	―	―
Total	―	―	―	―

4.	Ongoing Disclosure by Target.

(1)	Documents Filed by Target.

(i)	Annual Securities Reports and Attachments Thereto.

-	The 16th Term (from April 1, 2010 to March 31, 2011):
➢	Filed with the Director of the Kanto Local Finance Bureau on June 20, 2011
-	The 17th Term (from April 1, 2011 to March 31, 2012):
➢	Filed with the Director of the Kanto Local Finance Bureau on June 21, 2012

(ii)	Quarterly Report or Semi-annual Report.

-	The First quarter of the 18th Term (from April 1, 2012 to June 30, 2012):
	➢	To be filed with the Director of the Kanto Local Finance Bureau on August 10, 2012

(iii)	Extraordinary Report.

-	Not applicable.

(iv)	Amendment Report.

-	The Amendment Report of the 17th Term (from April 1, 2011 to March 31, 2012) – Annual Securities Report:
	➢	Filed with the Director of the Kanto Local Finance Bureau on July 2, 2012

(2)	Place Where Copy of Above Documents Is Kept for Public Inspection.

So-net Entertainment Corporation
(2-1-1 Osaki, Shinagawa-ku, Tokyo)

Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

5.	Other.

According to the Target’s Announcement, the Target resolved at its meeting of the board of directors on August 9, 2012 to revise its dividend forecast regarding the fiscal year ending March 2013 and cancel payment of the dividend, including the interim dividend regarding such fiscal year on the condition that the Tender Offeror acquire the Target’s shares through the Tender Offer, as announced on the same date in the Target’s announcement captioned “Notice Concerning Revision of Dividend Forecast Regarding Fiscal Year Ending March 2013.”

Selected Financial Data of the Company

Content of Business

The Company’s group is engaged in the following businesses: Consumer Products & Services (“CPS”), Professional, Device & Solutions (“PDS”), Pictures, Music, Financial Services, Sony Mobile Communications and All Other.  The business segment information of the fiscal year ended March 31, 2012 is presented based on the segmentation above.  The CPS business includes televisions, home audio and video, digital imaging, personal and mobile products, and games.  The PDS business includes professional solutions, semiconductors and components.  The Pictures business is engaged in the development, production and acquisition, manufacture, marketing, distribution and broadcasting of image-based software, including motion picture, videos, and television products.  The Music business is engaged in the development, production, manufacture and marketing of music software, and the production and marketing of animation.  The Financial Services business primarily represents individual life insurance and non-life insurance businesses, a banking business and a credit financing business.  The Sony Mobile business primarily undertakes the design, development, marketing, and sales of mobile phones.  The All Other business is primarily engaged in Blu-ray Disc, DVD and CD disc manufacturing, network services and advertising agency services.

The Company realigned its business segments from the first quarter of the fiscal year ending March 31, 2013, to reflect modifications to the organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported CPS, PDS and Sony Mobile Communications segments.  In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile Communications segments are included in five newly established segments, namely Imaging Products & Solutions, Game, Mobile Products & Communications, Home Entertainment & Sound, and the Devices segments as well as All Other.  The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other.  However, the following statements are based on the business segment of the fiscal year ended March 31, 2012, because there is no material change in the businesses of the Company’s group.

The Company had 1,317 subsidiaries and 106 affiliated companies, of which 1,292 companies are consolidated subsidiaries (including variable interest entities) of the Company.  The Company has applied the equity accounting method for 98 affiliated companies (as of August 10, 2012).

The consolidated financial statement of the Company is prepared in accordance with U.S. GAAP, and information regarding the subsidiaries and the affiliated companies of the Company is presented in accordance with definitions under U.S. GAAP.
Summary of businesses and significant subsidiaries for CPS, PDS, Pictures, Music, Financial Services, Sony Mobile and All other are as follows:

Business segment and main products		Significant subsidiaries
CPS
Televisions	LCD Televisions
Sony Corporation, Sony EMCS Corporation
Sony Marketing (Japan) Inc.
Sony Electronics Inc.
Sony Electronics Asia Pacific Pte. Ltd.
Sony EMCS (Malaysia) Sdn. Bhd.
Sony Europe Limited
Sony (China) Limited

Home Audio and Video	Blu-ray Disc players / recorders DVD-players / recorders Home audio Car audio
Sony Corporation, Sony EMCS Corporation
Sony Marketing (Japan) Inc.
Sony Electronics Inc.
Sony Electronics Asia Pacific Pte. Ltd.
Sony EMCS (Malaysia) Sdn. Bhd.
Sony Europe Limited
Sony (China) Limited

Digital Imaging	Home-use video cameras Digital cameras	Sony Corporation, Sony EMCS Corporation Sony Marketing (Japan) Inc. Sony Electronics Inc. Sony Electronics Asia Pacific Pte. Ltd. Sony Europe Limited Sony (China) Limited
Personal and Mobile Products	Personal computers Personal navigation system Memory-based portable audio devices	Sony Corporation, Sony EMCS Corporation Sony Marketing (Japan) Inc. Sony Electronics Inc. Sony Europe Limited Sony (China) Limited
Game	Game consoles Package software	Sony Computer Entertainment Inc. Sony Computer Entertainment America LLC Sony Computer Entertainment Europe Ltd.
PDS
Professional Solutions	Broadcast- and professional- use audio, video, monitor Other professional-use products	Sony Corporation, Sony EMCS Corporation Sony Marketing (Japan) Inc. Sony Electronics Inc. Sony Europe Limited Sony (China) Limited
Semiconductors	Image sensors Other semiconductors	Sony Corporation, Sony Semiconductor Corporation Sony Device Technology (Thailand) Co., Ltd.

Business segment and main products	Significant subsidiaries
Components	Optical pickups, batteries Audio, video and data recording media Audio, video and data recording system
Sony Corporation, Sony EMCS Corporation
Sony Energy Devices Corporation
Sony Chemical & Information Device Corporation
Sony Marketing (Japan) Inc.
Sony Optiarc Inc.
Sony Electronics Inc.
Sony Europe Limited
Sony (China) Limited
Sony Precision Devices (Huizhou) Co., Ltd.

Pictures
	Development, production, acquisition, manufacture, marketing, distribution and broadcasting of image-based software	Sony Pictures Entertainment (Japan) Inc. Sony Pictures Entertainment Inc.
Music
	Development, production, manufacture and marketing of music software Production and distribution of animation	Sony Music Entertainment (Japan) Inc. Sony Music Entertainment Sony Music Entertainment B.V. Aniplex Inc.
Financial Services
	Life insurance Non-life insurance Banking operations Credit financing businesses	Sony Financial Holdings Inc. Sony Life Insurance Co., Ltd. Sony Assurance Inc. Sony Bank Inc. Sony Finance International, Inc.
Sony Mobile
	Design, development, marketing and sales of mobile phones	Sony Mobile Communications AB
All Other
	All Other consists of various operating activities; -Blu-ray Disc, DVD and CD disc manufacturing business -Networked services -Advertising agency business -Other business	Sony DADC Japan Inc. Sony DADC Austria A.G. Sony DADC US Inc. So-net Entertainment Corporation Frontage, Inc.

Correlation among Business Segments

Certain of the semiconductors produced by the domestic and overseas manufacturing companies are provided to the companies engaged in the Game business.

In respect of the disc manufacturing business included in the All Other segment, certain of the recording media produced by the domestic and overseas manufacturing companies are provided to the companies engaged in the Game, the Pictures and the Music businesses.

Business organization chart is as follows.

Stream of Products/Services
Stream of parts
Partner Company
CPS/PDS
Sales Companies in Japan
Sony Marketing (Japan) Inc.
Sony Computer Entertainment Inc.
Sales Companies outside Japan
Sony Electronics Inc.
Sony Europe Limited
Sony Electronics Asia Pacific Pte. Ltd.
Sony (China) Limited
Sony Computer Entertainment America LLC
Sony Computer Entertainment Europe Ltd.
Sony Corporation
Manufacturers in Japan
Televisions
Sony EMCS Corporation
Home Audio and Video
Sony EMCS Corporation
Digital Imaging
Sony EMCS Corporation
Personal and Mobile Products
Sony EMCS Corporation
Professional Solutions
Sony EMCS Corporation
Semiconductors
Sony Semiconductor Corporation
Components
Sony EMCS Corporation
Sony Energy Devices Corporation
Sony Chemical & Information Device Corporation
Sony Optiarc Inc.
Manufacturers outside Japan
Televisions
Sony EMCS (Malaysia) Sdn. Bhd.
Home Audio and Video
Sony EMCS (Malaysia) Sdn. Bhd.
Digital Imaging
Sony Technology (Thailand) Co., Ltd.
Personal and Mobile Products
Sony Technology (Thailand) Co., Ltd.
Professional Solutions
Shanghai Suoguang Visual Products Co., Ltd.
Semiconductors
Sony Device Technology (Thailand) Co., Ltd.
Components
Sony Electronics Inc.
Sony Precision Devices (Huizhou) Co., Ltd.
Supply Chain
Sony Supply Chain Solutions, Inc.
After Service
Sony Customer Service (Japan) Inc.
Sony EMCS Corporation
Other
Sony DADC Japan Inc.
Sony DADC Austria A.G.
Sony DADC US Inc.
So-net Entertainment Corporation
Frontage, Inc.
Financial Services
Sony Financial Holdings Inc.
Sony Life Insurance Co., Ltd.
Sony Assurance Inc.
Sony Bank Inc.
Sony Finance International, Inc.
Sony Mobile
Sony Mobile Communications AB
Music
Sony Music Entertainment (Japan) Inc.
Sony Music Entertainment
Sony Music Entertainment B.V.
Pictures
Sony Pictures Entertainment (Japan) Inc.
Sony Pictures Entertainment Inc.

Selected Financial Data

(1) Selected Consolidated Financial Data of the Company

		Fiscal Year Ended March 31
		2008	2009	2010	2011	2012
Sales and operating revenue	Yen in millions	8,871,414	7,729,993	7,213,998	7,181,273	6,493,212
Operating income (loss)	Yen in millions	475,299	(227,783)	31,772	199,821	(67,275)
Income (loss) before income taxes	Yen in millions	567,134	(174,955)	26,912	205,013	(83,186)
Net income (loss) attributable to Sony Corporation’s stockholders	Yen in millions	369,435	(98,938)	(40,802)	(259,585)	(456,660)
Comprehensive income (loss)	Yen in millions	－	(479,243)	93,498	(359,727)	(428,413)
Total equity	Yen in millions	3,741,938	3,216,602	3,285,555	2,936,579	2,490,107
Total assets	Yen in millions	12,515,176	11,983,480	12,862,624	12,911,122	13,295,667
Sony Corporation’s stockholders’ equity per share of common stock	Yen	3,453.25	2,954.25	2,955.47	2,538.89	2,021.66
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic	Yen	368.33	(98.59)	(40.66)	(258.66)	(455.03)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted	Yen	351.10	(98.59)	(40.66)	(258.66)	(455.03)
Ratio of stockholders’ equity to total assets	％	27.7	24.7	23.1	19.7	15.3
Return on Sony Corporation’s stockholders’ equity	％	10.8	(3.1)	(1.4)	(9.4)	(20.0)
Price earnings ratio		10.8	－	－	－	－
Net cash provided by operating activities	Yen in millions	757,684	407,153	912,907	616,245	519,539
Net cash used in investing activities	Yen in millions	(910,442)	(1,081,342)	(746,004)	(714,439)	(882,886)
Net cash provided by (used in) financing activities	Yen in millions	505,518	267,458	365,014	(10,112)	257,336
Cash and cash equivalents at end of the period	Yen in millions	1,086,431	660,789	1,191,608	1,014,412	894,576
Number of employees		180,500	171,300	167,900	168,200	162,700
　Notes:
1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.
In September 2006, the Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standard, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”.  This standard requires companies to measure the funded status of the plan as of the date of their fiscal year-end.  The Company adopted the measurement date provisions of this standard for the fiscal year ended March 31, 2009, and as a result of the adoption of this standard, adjustments of beginning retained earnings totaling 668 million yen and accumulated other comprehensive income totaling 630 million yen were recorded, respectively.

3.
Price earnings ratio of the fiscal years ended March 31, 2009, 2010, 2011 and 2012 are not presented because net losses attributable to Sony Corporation’s stockholders per share of common stock were recorded for each of these fiscal years.

4.
On April 1, 2009, the Company adopted new accounting guidance for noncontrolling interests in consolidated financial statements issued by the FASB, via retrospective application of the financial statement presentation and related disclosure requirements.  Upon the adoption of this guidance, noncontrolling interests, which were previously referred to as minority interest and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity.  In addition, net income (loss) on the consolidated statements of income now includes net income (loss) attributable to noncontrolling interests.  Consistent with the retrospective application required by this guidance, the prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to the current presentation.  As a result of the reclassifications, the amount of comprehensive income (loss) has included comprehensive income (loss) attributable to noncontrolling interests from the fiscal year ended March 31, 2009.

5.	Consumption taxes are not included in sales and operating revenue.
6	Total equity is presented based on U.S. GAAP.
7.
Reclassifications in total assets have been made retroactively to conform to the presentation for the fiscal year ended March 31, 2012.  As a result of such reclassifications, the ratios of stockholders’ equity to total assets have been reclassified retroactively.

8.
Sony Corporation’s stockholders’ equity per share of common stock, ratio of stockholders’ equity to total assets and return on Sony Corporation’s stockholders’ equity are calculated by using Sony Corporation’s stockholders’ equity.

(2) Selected Parent-only Financial Data of the Company (Japanese GAAP)

		Fiscal Year Ended March 31
		2008	2009	2010	2011	2012
Net sales	Yen in millions	4,513,121	3,674,823	2,936,014	3,211,249	2,572,123
Ordinary income (loss)	Yen in millions	228,575	(35,648)	(96,348)	(67,248)	(86,863)
Net income (loss)	Yen in millions	401,850	(76,297)	(87,742)	(275,846)	(166,963)
Amount of common stock	Yen in millions	630,575	630,765	630,821	630,921	630,923
Total number of shares issued	Thousands of shares	1,004,443	1,004,535	1,004,571	1,004,637	1,004,638
Total equity	Yen in millions	2,546,483	2,428,649	2,313,089	2,017,888	1,828,265
Total assets	Yen in millions	4,426,477	3,956,928	4,025,938	3,632,128	3,861,163
Stockholders’ equity per share of common stock	Yen	2,534.09	2,413.40	2,296.27	2,000.46	1,810.11
Cash dividends declared Fiscal year-end per share of common stock	Yen	25.00	42.50	25.00	25.00	25.00
(Cash dividends declared Interim per share of common stock)	(Yen)	(12.50)	(30.00)	(12.50)	(12.50)	(12.50
Net income (loss) per share of common stock	Yen	400.65	(76.03)	(87.44)	(274.87)	(166.37)
Net income per share of common stock, as adjusted	Yen	388.93	－	－	－	－
Ratio of stockholders’ equity to total assets	％	57.4	61.2	57.2	55.3	47.0
Return on stockholders’ equity	％	17.1	(3.1)	(3.7)	(12.8)	(8.7)
Price earnings ratio		9.9	－	－	－	－
Dividend ratio	％	6.2	－	－	－	－
Number of employees		17,555	18,054	16,230	16,617	16,576
　Notes:
1.	Consumption taxes are not included in net sales.
2.	Cash dividends declared per share of common stock in the fiscal year ended March 31, 2009 include a special cash interim dividend of 10 yen.
3.
Net income per share of common stock, as adjusted, price earnings ratio and dividend ratio beginning from the fiscal year ended March 31, 2009 are not presented since net losses per share of common stock have been recorded.

Selected Financial Data of the Target

Selected Financial Data

(1) Selected Consolidated Financial Data of Target (Japanese GAAP)

		Fiscal Year Ended March 31
		2008	2009	2010	2011	2012
Net sales	Yen in millions	54,006	66,312	75,653	88,574	93,353
Ordinary income	Yen in millions	6,713	6,667	6,232	8,102	10,578
Net income	Yen in millions	3,208	2,147	3,189	3,660	4,050
Comprehensive income	Yen in millions	－	－	－	8,374	725
Total equity	Yen in millions	36,852	39,538	67,337	74,503	73,985
Total assets	Yen in millions	46,719	52,611	104,603	113,067	105,154
Stockholders’ equity per share of common stock	Yen	129,265.85	136,736.96	241,305.75	266,653.66	257,040.74
Net income per share of common stock	Yen	12,555.13	8,405.76	12,481.90	14,325.48	15,850.12
Net income per share of common stock, as adjusted	Yen	12,442.25	8,333.53	12,396.67	14,244.13	15,772.90
Ratio of stockholders’ equity to total assets	％	70.7	66.4	58.9	60.3	62.5
Return on stockholders’ equity	％	10.0	6.3	6.6	5.6	6.1
Price earnings ratio		32.7	22.1	18.6	20.6	19.1
Net cash provided by operating activities	Yen in millions	1,412	6,062	4,256	3,016	7,445
Net cash provided by (used in) investing activities	Yen in millions	3,901	(7,540)	518	2,614	(5,368)
Net cash used in financing activities	Yen in millions	(751)	(1,594)	(1,097)	(1,232)	(1,575)
Cash and cash equivalents at end of the period	Yen in millions	18,084	14,868	18,535	22,837	23,275
Number of employees		723	997	1,119	1,232	1,468
(exclude the average number of temporary employee)		(－)	(－)	(－)	(169)	(197)
　Notes:
1.	Consumption taxes are not included in net sales.
2.
Revised Accounting Standards of (i) Accounting Standard for Earnings Per Share (ASBJ Statement No.2 of June 30, 2010), (ii) Guidance on Accounting Standard for Earnings Per Share (ASBJ Guidance No.4 of June 30, 2010), and (iii) Practical Solution on Accounting for Earnings Per Share (ASBJ Practical Issues Task Force No.9 of June 30, 2010) have been adopted from the fiscal year ended March 31, 2012.

(2) Selected Parent-only Financial Data of Target (Japanese GAAP)

		Fiscal Year Ended March 31
		2008		2009		2010		2011	2012
Net sales	Yen in millions	45,118		50,417		55,616		65,813	64,204
Ordinary income	Yen in millions	2,214		2,959		2,962		3,023	3,107
Net income (loss)	Yen in millions	1,334		1,391		4,492		(972)	2,290
Amount of common stock	Yen in millions	7,965		7,965		7,965		7,969	7,969
Total number of shares issued		255,520		255,520		255,520		255,538	255,538
Total equity	Yen in millions	26,103		27,184		58,963		60,913	56,300
Total assets	Yen in millions	33,204		36,182		90,806		93,762	80,027
Stockholders’ equity per share of common stock	Yen	101,962.92		106,126.85		230,380.00		237,891.14	219,469.31
Cash dividends declared Fiscal year-end per share of common stock	Yen	3,000		3,000		3,000		3,300	4,800
(Cash dividends declared Interim per share of common stock)	(Yen)	(1,150)		(1,500)		(1,500)		(1,500)	(1,800)
Net income per share of common stock	Yen	5,223.50		5,445.32		17,580.39		(3,804.97)	8,961.72
Net income (loss) per share of common stock, as adjusted	Yen	5,222.78		5,442.42		17,563.89		－	8,942.50
Ratio of stockholders’ equity to total assets	％	78.5		74.9		64.8		64.8	70.1
Return on stockholders’ equity	％	5.1		5.1		10.4		(1.6)	4.1
Price earnings ratio		78.7		34.1		13.2		(77.7)	33.9
Dividend ratio	％	57.4		55.1		17.1		(86.7)	53.6
Number of employees		390		412		445		440	434
(exclude the average number of temporary employee)		(－	)	(－	)	(－	)	(59)	(63)
Notes:
1.	Consumption taxes are not included in net sales.
2.
Cash dividends per share of common stock declared in the fiscal year ended March 31, 2008 includes commemorative dividend of 500 yen in respect of the listing on the first section of the Tokyo Stock Exchange.

3.
Net income per share of common stock, as adjusted of the fiscal year ended March 31, 2011 is not presented because net loss per share of common stock was recorded, although dilutive shares were outstanding.

END